UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 August 2012

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (01 August 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 August 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (03 August 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (21 August 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 August 2012)	Announcement Company announces preliminary results for year ended 30 June 2012. (23 August 2012)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 August 2012)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (24 August 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (10 August 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 August 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 August 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 August 2012)
Announcement Company announces interim blocklisting review (14 August 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 August 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (16 August 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (31 August 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (17 August 2012)	Company announces total voting rights. (31 August 2012)

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 21 September 2012	By: /s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary

2

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:21 01-Aug-2012
Number	21519-8A88

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 60,318 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,179,511 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,936,474.

John Nicholls

Deputy Company Secretary

01 August 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:57 03-Aug-2012
Number	21356-14B5

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 11,190 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,168,321 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,947,664.

John Nicholls

Deputy Company Secretary

3 August 2012

3

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:22 08-Aug-2012
Number	21519-4340

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 16,911 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,151,410 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,964,575.

John Nicholls

Deputy Company Secretary

8 August 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:47 10-Aug-2012
Number	21346-192E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

4

1.	It received notification on 10 August 2012 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 August 2012 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	11

PS Walsh	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 August 2012 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	11

D Gosnell	11

J Grover	11

A Morgan	11

G Williams	11

I Wright	11

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £17.12.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.	It received notification on 10 August 2012 from Dr FB Humer, a director of the Company, that he had purchased 484 Ordinary Shares on 10 August 2012 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £17.12.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

5

Name of Director	Number of Ordinary Shares

Dr FB Humer	41,517

D Mahlan	94,900 (of which 94,534 are held as ADS)

PS Walsh	651,602

Name of PDMR	Number of Ordinary Shares

N Blazquez	55,844

D Gosnell	81,513

J Grover	154,962

A Morgan	150,850

G Williams	173,960 (of which 6,424 are held as ADS)

I Wright	36,412

J Nicholls

Deputy Company Secretary

10 August 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:12 10-Aug-2012
Number	21511-9BEA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 18,011 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,133,399 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,982,586.

John Nicholls

Deputy Company Secretary

10 August 2012

6

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:54 13-Aug-2012
Number	21553-A66A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 127,477 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 248,005,922 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,110,063.

John Nicholls

Deputy Company Secretary

13 August 2012

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting - Interim Review
Released	15:52 14-Aug-2012
Number	21546-EBD2

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3.	Period of return: From 1 January 2012 to 30 June 2012

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	916,286

5.	Number of shares issued/allotted under scheme during period:	0

7

6.	Balance under scheme not yet issued/	916,286
allotted at end of period

7.	Number and class of share(s) (amount	5,500,000 (ref 2882 1994)
of stock/debt securities) originally
	listed and the date of admission;	18,405,871 (1999)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,115,985 (including 248,472,277 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3.	Period of return: From 1 January 2012 to 30 June 2012

4.	Number and class of share(s) (amount	: 488,982
of stock/debt security) not issued
under scheme

5.	Number of shares issued/allotted	0
under scheme during period:

6.	Balance under scheme not yet issued/	488,982
allotted at end of period

7.	Number and class of share(s) (amount	4,250,000
of stock/debt securities) originally
listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,115,985 (including 248,472,277 treasury shares)

8

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo Associated Companies Share Plan

3.	Period of return: From 1 January 2012 to 30 June 2012

4.	Number and class of share(s) (amount	143,817
	of stock/debt security) not issued
	under scheme

5.	Number of shares issued/allotted	76,700
	under scheme during period:

6.	Balance under scheme not yet issued/	67,117
	allotted at end of period

7.	Number and class of share(s) (amount	10.03.03 775,000
	of stock/debt securities) originally
	listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,115,985 (including 248,472,277 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

9

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company Executive Stock Option Scheme

3.	Period of return: From 1 January 2012 to 30 June 2012

4.	Number and class of share(s) (amount	66,459
	of stock/debt security) not issued
	under scheme

5.	Number of shares issued/allotted	0
	under scheme during period:

6.	Balance under scheme not yet issued/	66,459
	allotted at end of period

7.	Number and class of share(s) (amount	10.6.92
	of stock/debt securities) originally
	listed and the date of admission;	15.1.02 1,288,978

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,115,985 (including 248,472,277 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

10

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme

3.	Period of return: From 1 January 2012 to 30 June 2012

4.	Number and class of share(s) (amount	52,982
	of stock/debt security) not issued
	under scheme

5.	Number of shares issued/allotted	0
	under scheme during period:

6.	Balance under scheme not yet issued/	52,982
	allotted at end of period

7.	Number and class of share(s) (amount
	of stock/debt securities) originally	9.2.96
	listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,754,115,985 (including 248,472,277 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: Claire Kynaston

Position: Assistant Company Secretary Signature: /s/ C Kynaston

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:02 16-Aug-2012
Number	21502-E7D6

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 9,028 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,996,894 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,119,091.

John Nicholls

Deputy Company Secretary

16 August 2012

11

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:19 17-Aug-2012
Number	21518-394B

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,688 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,995,206 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,120,779.

John Nicholls

Deputy Company Secretary

17 August 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:41 20-Aug-2012
Number	21541-8CBA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 19,105 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,976,101 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,139,884.

John Nicholls

Deputy Company Secretary

20 August 2012

12

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:19 21-Aug-2012
Number	21518-73E2

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 6,172 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,969,929 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,146,056.

John Nicholls

Deputy Company Secretary

21 August 2012

Company	Diageo PLC
TIDM	DGE
Headline	Preliminary Results
Released	07:00 23-Aug-2012
Number	6046K07

RNS Number : 6046K

Diageo PLC

23 August 2012

13

Preliminary results, year ended 30 June 2012

Results which show Diageo is a strong business getting stronger

Results summary

•	Growth of: 6% net sales; 4 percentage points of positive price/mix; 9% operating profit and 60 basis points of margin expansion

•	Emerging markets which amount to almost 40% of Diageo’s business, grew net sales 15% and operating profit 23%

•	Acquisitions in faster growing markets, primarily Mey İçki in Turkey, added £320 million of net sales and £82 million of operating profit after transaction and integration costs

•	Marketing investment up 8%, up 30 basis points to 15.8% of net sales, focused on strategic brands and the fastest growing markets

•	Free cash flow of £1.6 billion

•	During the year Diageo increased its ownership stake in Shuijingfang and Halico and announced an agreement to acquire the Ypióca brand in Brazil and the intention to invest a further £1 billion in scotch capacity

•	eps pre-exceptional items up 13% to 94.2 pence per share

•	Recommended 8% increase in final dividend

Paul S Walsh, Chief Executive, commenting on the year ended 30 June 2012

“Diageo is a strong business, getting stronger and the results we released this morning show that very clearly. We have increased our presence in the faster growing markets of the world, through both acquisitions and strong organic growth. We have enhanced our leading brand positions globally, through effective marketing and industry leading innovation and we have strengthened our routes to market. 6% organic top line growth, 9% operating profit growth and 60 basis points of margin expansion is a strong performance and demonstrates our commitment to delivering efficient growth.

A year ago I set out our expectations for the medium term and these results put us firmly on track to meet those goals.

In F12, we have continued to invest to ensure this business is well positioned for the future. Our confidence in the achievement of our medium term guidance is underscored by the 8% recommended increase in our final dividend.”

14

Key financials:

		2012	2011	Organic growth %	Reported growth %
Volume	EUm	156.5	147.5	2	6
Net sales	£million	10,762	9,936	6	8
Marketing spend	£million	1,691	1,538	8	10
Operating profit before exceptional items	£million	3,198	2,884	9	11
Operating profit	£million	3,158	2,595		22
Profit attributable to parent company’s equity shareholders	£million	1,942	1,900		2
Free cash flow	£million	1,647	1,812
Basic eps	pence	77.8	76.2		2
eps pre-exceptionals	pence	94.2	83.6		13
Recommended full year dividend	pence	43.5	40.4		8

•	Operating profit before exceptional items includes directly attributable transaction and integration costs of £61 million (2011 – £21 million) in respect of business acquisitions, including £28 million in respect of business acquisitions not yet completed.

•	The tax rate before exceptional items for the year ended 30 June 2012 was 17.7% compared with 17.4% for the year ended 30 June 2011. The reported tax rate, which includes exceptional tax, was 33.3% in the year ended 30 June 2012 compared with 14.5% in the year ended 30 June 2011. During the year tax authority negotiations were concluded resulting in a favourable change to the taxation basis of certain oversees profits and intangible assets.

Organic growth by region:

	Volume %	Net sales %	Marketing spend %	Operating profit %
North America	2	6	7	6
Europe	(1)	(1)	3	3
Africa	5	11	11	20
Latin America and Caribbean	10	19	17	22
Asia Pacific	2	8	11	18

Exchange rate movement

£million
On net sales	(90)
On operating profit before exceptional items	(10)

Exchange adjustments for net sales and operating profit before exceptional items are the translation of prior year reported results at current year exchange rates.

Using current exchange rates (£1 = $1.57 : £1 = €1.28) exchange rate movements for the year ending 30 June 2013 are not expected to materially affect operating profit or net finance charges. This guidance excludes the impact of IAS 21 and 39.

Definitions

Unless otherwise stated in this announcement:

•	volume is in millions of equivalent units
•	net sales are sales after deducting excise duties
•	percentage movements are organic movements
•	commentary refers to organic movements
•	share refers to value share

See page 33 for additional information for shareholders and an explanation of non-GAAP measures.

15

BUSINESS REVIEW

For the year ended 30 June 2012

North America

Larry Schwartz, President, Diageo North America, commenting on the year ended 30 June 2012, said:

“The North American business has delivered another strong set of results.  We have continued to drive price/mix by staying focused on: disciplined promotional spend, growth of our strategic brands and the continued growth of our premium and super premium brands, most notably Johnnie Walker and Cîroc.  We’ve achieved this through consistent investment in targeted campaigns that have improved brand equities.  Innovation continues to be a competitive strength and we have both sustained past launches and delivered exciting new products.  Previously identified enhancements to our distribution system were implemented in the year and will benefit our future growth. Strong pricing and mix shift to premium products, coupled with our continued focus on cost, drove margin improvement, however this was offset by higher marketing.  These measures, taken together, have delivered efficient growth and strengthened our business.”

Key financials £m:

	2011	FX	Acquisitions and disposals	Organic movement	2012	Reported movement
Net sales	3,366	18	(26)	198	3,556	6%
Marketing spend	508	2	1	37	548	8%
Operating profit before exceptional items	1,275	3	(3)	79	1,354	6%
Exceptional items	(23)				(11)
Operating profit	1,252				1,343	7%

Key markets and categories:	The strategic brands**:

	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reported net sales %
North America	2	6	6	Johnnie Walker	9	18	18
United States	1	6	6	Crown Royal	(4)	(3)	(2)
Canada	2	5	5	Buchanan’s	9	11	11
				Smirnoff	3	4	5
Spirits	2	7	7	Ketel One	8	8	8
Beer	1	4	5	Cîroc	58	61	62
Wine	(5)	(7)	(17)	Captain Morgan	5	7	7
Ready to drink	-	3	3	Baileys	3	5	5
				Jose Cuervo	(6)	(7)	(7)
				Tanqueray	(2)	(1)	(1)
				Guinness	9	9	10

*   Organic equals reported movement for volume except for: total North America volume 1% and wine (13)% due to disposals

** Spirits brands excluding ready to drink

•	Strong delivery of the strategic brands in the United States resulted in spirits net sales growth of 7% and drove performance in North America. Incremental net sales were driven by Cîroc, up 61%, as the strong performance of existing variants was amplified by the launch of Cîroc Peach, Diageo’s most successful North American product launch to date.
•	The performance of beer improved overall as Guinness more than offset softness in other beer brands. The launch of Guinness Black Lager, the performance of Guinness and selective price increases across the brand drove price/mix improvements in beer, and Guinness gained share in the imported beer segment.
•	Ready to drink net sales returned to growth, as the strong performance of innovation launches such as Parrot Bay and Smirnoff pouches, and cocktails, including Jose Cuervo Light Margarita, Zero Calorie Margarita Mix and Light Margarita Flavours offset declines on Smirnoff ready to drink.
•	The wine restructuring is complete, improving the economics of the business. Wine continues to play a valuable role in the route to market, but it remains a challenging category and pricing pressure is intense.

16

•	Marketing investment was up 7%, an increase of 20 basis points as a percentage of net sales, primarily behind strategic brands. Captain Morgan and Smirnoff regained momentum on the back of compelling new advertising campaigns ‘To Life, Love and Loot’ and a new version of ‘I choose’ which included the launch of Smirnoff Whipped Cream and Fluffed Marshmallow. The strong performance of Johnnie Walker was the result of a scotch marketing spend increase of 24%, as the launch of Johnnie Walker Double Black in October, the ‘Say it without saying it’ campaign and Blue Label engraving, drove a significant shift into higher priced variants and net sales increased 18%.
•	Net sales growth of 5% in Canada was driven by category leaders Smirnoff and Captain Morgan which delivered increases of 5% and 8% respectively. Guinness net sales grew 8% supported by a national television campaign in English and French, the first of its kind in three years.

Europe

Andrew Morgan, President, Diageo Europe, commenting on the year ended 30 June 2012, said:

“The economy remains very uneven in Europe. We continue to deliver substantial sales and profit growth in Europe’s emerging countries of Russia, Eastern Europe and Turkey, as well as a good performance across Northern Europe. Clearly though, Southern Europe remains challenging. From a category point of view, scotch remained very strong in the emerging markets offsetting decline in Southern Europe. Smirnoff continued to grow in Great Britain and Captain Morgan continued to perform strongly with 18% net sales growth. Weaker Baileys performance was driven by the change in promotional strategy in Great Britain and the challenges in Southern Europe. Overall marketing campaign activity has been maintained and the reinvestment rate increased as we spent more behind scotch and emerging markets while improving effectiveness in Western Europe. In Turkey, the integration of Mey İçki has been completed successfully and the enhanced route to market will be a key growth driver as we bring our international brands to the expanding middle class consumer base there. Finally, the new operating model has delivered further efficiencies and improved operating margin.”

Key financials £m:

	2011	FX	Acquisitions and disposals	Organic movement	2012	Reported movement
Net sales	2,703	(25)	288	(17)	2,949	9%
Marketing spend	403	(4)	30	10	439	9%
Operating profit before exceptional items	796	(4)	107	26	925	16%
Exceptional items	(157)				41
Operating profit	639				966	51%

Key markets and categories:	The strategic brands**:

	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reported net sales %
Europe	(1)	(1)	9	Johnnie Walker	5	4	3
				JεB	(4)	(7)	(8)
Western Europe	(3)	(3)	(4)	Smirnoff	1	5	4
Russia and				Captain Morgan	20	18	18
Eastern Europe	14	16	13	Baileys	(9)	(7)	(8)
Turkey	7	28	983	Guinness	(4)	(2)	(3)

Spirits	-	1	17
Beer	(3)	-	(1)
Wine	(5)	(10)	(5)
Ready to drink	(8)	(7)	(7)

*	Organic equals reported movement for volume except for: total Europe volume 12%, spirits 16%, wine (2)% and Turkey 1,081% reflecting the acquisition of Mey İçki this year and sale of Gilbeys in the previous year
**	Spirits brands excluding ready to drink

17

•	In increasingly challenging economic conditions in Southern Europe, Diageo Europe’s underlying performance remained relatively consistent throughout the year. Organic net sales growth in Turkey was (12)% in the second half against 114% in the first half as it lapped the customs dispute that was resolved in April 2011. The second half was also impacted by the decision to increase H1 shipments into Eastern European markets to avoid custom administration delays which had occurred in H2 in prior years.
•	Formerly material markets for Diageo, Iberia, Greece and Italy in total represent 5% of net sales globally after a number of years of tough trading. These Southern European markets declined 6% in volume and 9% in net sales as deeper austerity measures put additional pressure on consumption and sales mix. JεB and Baileys were the brands impacted most, both declining 8% in net sales in these markets. However, growth of Tanqueray, Captain Morgan and Bushmills partially offset these declines.
•	In Ireland, Guinness Draught and Smithwick’s grew share in the on trade and Harp in the off trade, but the beer market remains in decline and net sales fell 5%.
•	In Great Britain, reduced promotional activities across the portfolio drove 2% decline in net sales with 4 percentage points of positive price/mix. Smirnoff delivered 6% net sales growth, driven by Smirnoff Red gaining share despite the promotional reductions. Beer net sales grew 6% with price increases on Guinness and a successful year for Red Stripe as the brand’s sales, distribution and marketing were brought in house.
•	The rest of Western Europe delivered 6% growth in spirits, fuelled by double digit top line growth of Smirnoff and Captain Morgan. Germany maintained strong momentum on the back of increased customer marketing focus and benefited from the premiumisation trend for international spirits. Captain Morgan saw almost 60% net sales growth with 4 percentage points of share gain. Net sales in France were flat as the second half saw the reversal of the pre excise tax increase buy in coupled with difficult market conditions. The Singleton more than doubled in net sales as the brand gained share in France supported by improved distribution.
•	In Russia and Eastern Europe, double digit net sales growth was driven by scotch, with Johnnie Walker up 11%, Bell’s up 57% and White Horse up 17%. Marketing spend was focused behind Johnnie Walker and also on launching the first ever local campaign for White Horse, the biggest whisky brand in Russia. Black & White, targeting consumers seeking a more affordable entry into the scotch category, performed well following its launch last August. As a result of broadening from scotch into other categories in these fast growing markets, Captain Morgan and Bushmills also contributed to top line growth with net sales growth over 30% for both and share gains within the growing rum and Irish whiskey categories.
•	In Turkey the integration of Mey İçki has been completed successfully. Net sales growth of 28% reflected the resolution in 2011 of the customs dispute which had impacted imports and also the share gains made as a result of marketing investment behind Johnnie Walker, JεB and Smirnoff. The inorganic part of the Turkish business delivered £291 million of net sales as Yeni Raki continued to be the market leader and while the recent duty increase impacted sales in the category, Mey İçki gained 3 percentage points of share on the back of very effective on trade marketing activities and increased penetration into beer led outlets.

Africa

Nick Blazquez, President, Diageo Africa, commenting on the year ended 30 June 2012, said:

“Diageo Africa’s strong routes to market and leading brands have harnessed the growth opportunities presented by the region. This has delivered another year of double digit net sales growth with particularly strong growth in East Africa, Ghana and Cameroon. While it was a further year of strong net sales growth in beer, spirits are now making a meaningful contribution, driving over 40% of total growth and representing 25% of net sales in the region. This increased breadth together with price increases was reflected in operating margin improvement. Fiscal 2012 was another year of investment for growth. We invested in marketing our brands, primarily Guinness, Tusker and Johnnie Walker, and behind innovations such as the launch of Harp Lime in Nigeria. We invested in capital expenditure to expand capacity in Nigeria and East Africa and we broadened our presence across Africa, with the acquisition of the Meta Abo Brewery in Ethiopia. I am particularly proud of our investment in the communities in which we operate, through our flagship Water of Life programme and also through our sustainable business model, supporting the development of local enterprise.”

Key financials £m:

	2011	FX	Acquisitions and disposals	Organic movement	2012	Reported movement
Net sales	1,357	(77)	29	138	1,447	7%
Marketing spend	140	(8)	4	14	150	7%
Operating profit before exceptional items	333	(22)	4	65	380	14%
Exceptional items	(7)				(5)
Operating profit	326				375	15%

18

Key markets and categories:	The strategic brands**:

	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reported net sales %
Africa	5	11	7	Johnnie Walker	35	39	31
				JεB	18	12	4
Nigeria	(1)	4	1	Smirnoff	25	20	10
East Africa	8	19	16	Captain Morgan	1	-	(9)
Africa Regional	7	15	13	Baileys	22	26	21
Markets				Guinness	3	7	3
South Africa	8	7	(3)

Spirits	9	20	11
Beer	4	9	6
Ready to drink	(11)	-	(6)

*	Organic equals reported movement for volume except for: Africa 8%, East Africa 11%, Africa Regional Markets 14%, beer 8% and Smirnoff 26% reflecting the acquisition of Serengeti and Meta Abo Breweries
**	Spirits brands excluding ready to drink

•	Net sales in Nigeria grew 4%. Harp delivered another year of double digit net sales growth, however, net sales of Guinness declined slightly as price increases were implemented to maintain its premium position in a difficult economic environment. Strong spirits net sales growth resulted from more volume of premium plus brands and price increases across the portfolio, delivering positive price/mix. Marketing spend increased 3% driven by the successful launch of Harp Lime.
•	East Africa delivered a strong performance driven by Senator, Tusker, Guinness and the strong growth of spirits. Investment behind marketing, innovation such as Tusker Lite and improved distribution drove the strong beer performance. Increased sales focus on international spirits and Kenya Cane in new glass bottles drove very strong double digit growth across spirits.
•	Cameroon and Ghana represent three quarters of Diageo’s Africa Regional Markets and delivered approximately 90% of incremental net sales. This was driven by Guinness in Cameroon, and Malta, Guinness and Star in Ghana. Marketing spend increased 5% across Africa Regional Markets, principally focused on Johnnie Walker, with a campaign that included outdoor advertising, trade visibility and mentoring programmes. During the year Diageo completed the acquisition of the Meta Abo Brewery in Ethiopia and continued to build the spirits business in Angola, expanding the distribution footprint in the region.
•	Increased headcount and outlet coverage delivered improvements in the route to market in South Africa. This drove strong double digit net sales growth of Smirnoff and Johnnie Walker, which offset a decline in ready to drink. Price increases followed a 20% increase in excise duty and net sales grew 7%. Marketing spend was focused behind Johnnie Walker with the ‘Step Up’ campaign, contributing to brandhouse’s 70 basis points of volume share gain in the off trade scotch category. Overall brandhouse grew share of total beverage alcohol by 90 basis points.

Latin America and Caribbean

Randy Millian, President, Diageo Latin America and Caribbean, commenting on the year ended 30 June 2012, said:

“Our performance in Latin America and Caribbean during the year demonstrated the strength and sustainability of our business. In order to capture the consumer opportunity in the emerging middle class, we increased marketing spend to enhance our brand equities in scotch, increase the resonance of vodka and support innovation. We enhanced our routes to market with more dedicated distributors in Brazil, a new distributor agreement in Costa Rica and a new supply distribution centre in Panama. Additionally we have helped more than 12,000 people acquire vocational skills through our Learning for Life programme. We finished the year with the exciting acquisition of Ypióca, which will dramatically expand our presence in Brazil. This sustained investment is building a strong and successful business.”

19

Key financials £m:

	2011	FX	Acquisitions and disposals	Organic movement	2012	Reported movement
Net sales	1,063	(22)	-	198	1,239	17%
Marketing spend	184	(6)	1	31	210	14%
Operating profit before exceptional items	318	(2)	(2)	69	383	20%
Exceptional items	(6)				(2)
Operating profit	312				381	22%

Key markets and categories:	The strategic brands**:

	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reported net sales %
Latin America				Johnnie Walker	5	14	12
and Caribbean	10	19	17	Buchanan’s	13	28	25
				Smirnoff	18	19	13
PUB	11	20	15	Baileys	3	9	6
Andean	18	42	44
Mexico	15	16	9
West LAC	9	16	16

Spirits	11	20	18
Beer	(2)	8	7
Wine	15	21	16
Ready to drink	2	15	10

*   Organic equals reported movement for volume

** Spirits brands excluding ready to drink

•	Price increases and accelerated reserve brand performance drove 9 percentage points of positive price/mix in Paraguay, Uruguay and Brazil (PUB). Over 60% of net sales growth was driven by scotch, primarily Johnnie Walker and Old Parr. Investment continued behind the route to market, with more distributors on an exclusive basis and behind brands with a 14% increase in marketing spend, over half of which was focused behind Johnnie Walker and the ‘Keep Walking Brazil’ campaign, driving 17% net sales growth for the brand. The balance of spend focused on vodka, which accounted for over 20% of incremental net sales, driven by both the impressive growth of Smirnoff and Cîroc.
•	Venezuela and Colombia make up the Andean market. Here growth was driven by a recovery of Venezuelan imports in line with currency availability and a 32% increase in net sales in Colombia. Scotch delivered over two thirds of the market growth while double digit net sales growth in rum and liqueurs also made significant contributions. Diageo gained share in both deluxe and super deluxe scotch, with two thirds of the increase in marketing spend directed towards the scotch category, principally Buchanan’s in Venezuela, Old Parr in Colombia and Johnnie Walker and the launch of Haig Supreme across the market.
•	Strong growth of scotch drove 16% net sales growth in Mexico. Solid growth of Captain Morgan and Zacapa coupled with the launch of Nuvo drove double digit growth in rum and liqueurs. This increased Diageo’s category breadth and increased its share of total spirits. Marketing spend increased 12% and focused on both scotch and rum.
•	A very good performance in West Latin America and Caribbean was delivered by strong growth in Argentina, Chile, Peru, the free trade zones, Costa Rica and Jamaica. Price increases and double digit net sales growth of scotch and reserve brands delivered 7 percentage points of positive price/mix. Marketing spend focused on Johnnie Walker and Smirnoff which grew net sales 9%.

20

Asia Pacific

Gilbert Ghostine, President, Diageo Asia Pacific, commenting on the year ended 30 June 2012, said:

“We had another successful year in Asia Pacific maintaining our leadership position in international spirits and gaining share in all key markets and categories. The emerging markets of Asia grew double digit with South East Asia up 15%, Greater China 13% and India 24%. Uncertainty around the global economy led to further contraction of the whisky market in Korea and weaker consumer confidence in Australia which led to roughly flat net sales in developed Asia Pacific. The price increases we implemented in South East Asia, China and Global Travel Asia drove more than half of our incremental top line, and this together with the premiumisation of our portfolio delivered 6 percentage points of positive price/mix. Scotch remained the growth engine of the region delivering more than 80% of net sales growth and almost half of this growth came from our super deluxe brands. Other reserve brands also performed well, with very strong net sales growth from Zacapa, Ketel One vodka and Cîroc. I am also proud of the performance of Guinness, delivering 12% net sales growth through share gains and strong pricing. We continued to invest in infrastructure, sales execution, innovation and acquisitions, including our increased stake in Shuijingfang in China and Halico in Vietnam, creating a stronger platform for future growth. Despite these investments and as a result of our successful premiumisation strategy and focus on pricing, operating margin improved in the year.”

Key financials £m:

	2011	FX	Acquisitions and disposals	Organic movement	2012	Reported movement
Net sales	1,377	17	-	107	1,501	9%
Marketing spend	303	6	-	35	344	14%
Operating profit before exceptional items	299	-	(11)	54	342	14%
Exceptional items	(50)				(10)
Operating profit	249				332	33%

Key markets and categories:	The strategic brands**:

	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reported net sales %
Asia Pacific	2	8	9	Johnnie Walker	4	17	18
				Windsor	(4)	(1)	-
South East Asia	3	15	14	Smirnoff	1	3	2
Greater China	8	13	16	Guinness	10	12	12
India	17	24	13
Global Travel Asia & Middle	(5)	11	11
East

Australia	-	(1)	3
North Asia	(1)	1	3

Spirits	3	10	12
Beer	1	11	11
Ready to drink	(6)	(6)	(2)

*   Organic equals reported movement for volume

** Spirits brands excluding ready to drink

•	Underlying consumption trends continued to be strong in emerging Asia as reflected in the 14% increase in full year net sales. In the fourth quarter route to market changes were implemented in South East Asia which reduced shipments in the period and adversely impacted the market’s second half performance. The global slowdown affected consumer sentiment in Australia and the second half was weaker. Diageo Korea net sales also slowed from the first half but Diageo gained share in scotch and vodka.

21

•	South East Asia delivered 3% volume growth with 12 percentage points of price/mix as a result of price increases and premiumisation and the market was the biggest contributor to pricing, deluxe and above scotch growth and margin improvement in the region. Deluxe and super deluxe launches, such as Platinum, XR21 and Double Black helped the Johnnie Walker portfolio to gain further share which together with price increases resulted in 23% net sales growth. Guinness had another strong year, breaking the £100 million barrier, with 13% net sales growth through strong pricing and continued share gains in Indonesia on the back of St Patrick’s and Arthur’s Day and World Series of Pool activations.
•	Net sales growth of 13% in Greater China, and 16% in China, with 5 and 6 percentage points of positive price/mix, respectively, was due to the successful premiumisation strategy and price increases across the portfolio. Reserve brands net sales increased over 60% in China with continued strong performance from Johnnie Walker super deluxe variants and The Singleton. Baileys posted 37% net sales growth with 18 percentage points of positive price/mix, supported by increased marketing spend, in particular the Baileys ‘Perfect Place’ participation platform. The launch of Guinness Original in January in Shanghai together with the strategy of super premium pricing drove 17% net sales increase for Guinness. Marketing spend increased ahead of net sales at 20%, with most of the incremental investment going behind Johnnie Walker Deluxe and Super Deluxe in China. Strong premiumisation momentum continued in the second half of the year as reflected in the 7 percentage points of price/mix achieved and underlying consumption trends remained robust. Lower top line growth in the second half was driven by lapping an unusually strong third quarter last year together with shipment phasing in Taiwan.
•	Strong momentum across the scotch portfolio, with share gains in every segment, was the main driver of 24% net sales growth in India. VAT69 delivered 39% top line growth with 10 percentage points of price/mix, supported by increased marketing spend and the launch of VAT69 Black. Johnnie Walker Black Label net sales increased over 40%, driven by the Formula 1 sponsorship programme, along with the ‘Step Inside the Circuit’ campaign. Rowson’s Reserve, launched in the prestige Indian Made Foreign Liquor segment in October, gained distribution and share.
•	Diageo’s Global Travel Asia and Middle East remained strong. Volume in the Middle East was impacted by price increases and despite 9% positive price/mix, net sales declined 2% as a result. In Global Travel Asia, reserve brands net sales increased 37% supported by the successful launch of Johnnie Walker Platinum, Gold Label Reserve, XR21 and the Blue Label Casks Edition. The increased focus on reserve brands together with price increases and product differentiation strategy for duty free consumers resulted in 31% net sales growth for Global Travel Asia.
•	In a weaker market Diageo Australia net sales declined slightly, however the business delivered share gains in spirits and ready to drink. The market is expected to return to growth on the basis of strong fundamentals. Increased focus and marketing spend delivered over 80% net sales growth of reserve brands, with Johnnie Walker’s ultra premium brands the main contributors. Innovation extended Bundaberg into new segments with the launch of Bundaberg Five into white rum and the limited edition Bundy Masters Distillers Collection into premium to drive 5% growth. Smirnoff also grew 5% on the back of a successful advertising campaign. Baileys gained share but declined in a tough category.
•	In North Asia strong share gains in a declining scotch category and in the growing beer category in Korea, together with share gains in vodka, resulted in 1% net sales growth. Windsor gained further market share in Korea, however the brand’s net sales remained in decline as the contraction of the whisky market accelerated. Guinness grew 18% in Korea and Smirnoff more than doubled with increased marketing spend behind vodka and beer as part of the strategy to build Diageo’s footprint outside of the whisky category. Japan delivered 3% net sales growth, lapping the launch of I.W. Harper ready to drink, with strategic brands growing double digit, with Guinness up 17% and Smirnoff up 33%, as the brand increased market share on the back of improved distribution and successful brand activations.

Cost of sales

Diageo cost of sales excluding exceptional items was £4,228 million in the year ended 30 June 2012 compared with £3,983 million in the year ended 30 June 2011. Acquisitions and disposals added £91 million, with Mey İçki being the principal contributor, and favourable exchange movements reduced cost of sales by £38 million. The 2% volume increase together with some mix benefits added £110 million to cost of sales. Cost increases on materials, utilities and logistics amounted to 5% of cost of sales, and half of this increase was offset by cost reductions through asset rationalisation, procurement benefits and operational efficiencies.

Corporate revenue and costs

Net sales were £70 million in the year ended 30 June 2012, flat relative to the comparable prior period. Net operating charges were £186 million in the year ended 30 June 2012 having been £137 million in the year ended 30 June 2011. The movement was made up of:

•	a charge of £12 million versus a benefit of £21 million in the year ended 30 June 2011, arising from currency transaction hedging which is controlled centrally
•	£19 million in respect of transaction costs incurred on acquisitions
•	a £3 million reduction in underlying corporate costs

22

CATEGORY REVIEW
For the year ended 30 June 2012

Key Financials Category performance:

	Volume* %	Organic net sales %	Reported net sales %		Volume* %	Organic net sales %	Reportednet sales %

Spirits**	3	8	12	Rum:	6	8	8
Beer	2	5	4	Captain Morgan	9	9	9
Wine	(3)	(7)	(9)
Ready to drink	(3)	-	-	Liqueurs:	(2)	1	-
Total	2	6	8	Baileys	(4)	(1)	(1)

Strategic brand performance**				Tequila:	(2)	-	-
				Jose Cuervo	(4)	(5)	(5)
Whisk(e)y:	4	10	9
Johnnie Walker	7	15	14	Gin:	1	3	3
Crown Royal	(4)	(3)	(3)	Tanqueray	1	2	2
JεB	(1)	(3)	(5)
Buchanan’s	12	24	23	Beer:	2	5	4
Windsor	(4)	(1)	-	Guinness	1	4	3
Bushmills	18	20	19

Vodka:	5	13	15
Smirnoff	5	6	5
Ketel One	9	9	10
Cîroc	60	62	63

*	Organic equals reported movement for volume, except for: total volume 6%, spirits 7%, beer 4%, wine (4)%, vodka 8% reflecting the Mey İçki, Meta Abo and Serengeti Breweries acquisitions and disposals last year
**	Spirits brands excluding ready to drink

Spirits was 66% of Diageo net sales and delivered over 80% of the group’s growth. Developed markets grew net sales 4% on flat volume and emerging markets grew 18% with 9 percentage points of positive price/mix through strong pricing and favourable mix as consumers move up the price ladder.

Total Whisk(e)y was 35% of Diageo portfolio by net sales. Scotch delivered strong growth with net sales up 12%. Premium and super premium drove this growth and price/mix was up 7 percentage points as a result. In the developed markets, weakness in Southern Europe led to declines in value and standard scotch brands. These segments grew double digit in the emerging markets as Diageo continued to drive recruitment through the more affordable brands. Premium and super premium brands grew in all regions on the back of successful innovations and strong marketing. The Singleton more than doubled net sales in Germany and France behind the ‘Best tasting Single Malt – You decide’ campaign and Old Parr grew 23% with 10 percentage points of positive price/mix through exceptional growth in PUB and Colombia. In the growing North America whiskey segment Bulleit delivered over 60% growth in net sales on the back of the success of Bulleit Rye.

•	Johnnie Walker had another exceptional year, posting 15% net sales growth, with the fastest growth coming from super deluxe variants. The growth of Red Label was driven by the emerging middle class recruitment programmes with the ‘Step Up’ activation delivering almost 60% net sales growth in South Africa and the ‘Keep Walking Brazil’ campaign driving 16% net sales growth in PUB. The continued success of Johnnie Walker Double Black, priced at a 20% premium to Black Label, together with price increases drove 15% net sales growth for the Black Label variant. Super deluxe grew 28% in the year as the brand experienced a significant shift to higher marks in North America,driven by the new Blue Label packaging and the successful engraving advertising campaign, and as Gold Label net sales more than doubled in Asia Pacific. Johnnie Walker XR21 was also very successful within its core geographical target region of Asia Pacific, reaching near 20% share in its segment since launch. Total marketing spend increased 11% with over 80% of the incremental investment directed towards emerging markets, especially Asia Pacific and Latin America, and behind proven global growth drivers, including the ‘Walk with Giants’ and ‘Step Inside the Circuit’ campaigns and ongoing grand prix sponsorships.

23

•	While the economic challenges in Europe have resulted in a 3% reduction in JεB net sales globally, this represented a significant slowing in the rate of decline versus last year as the JεB business is rebalancing between developed and emerging markets. Slowdown in the second half reflected the reversal of the pre excise duty increase buy-in in France, while underlying consumption trends did not change materially. Turkey posted 21% net sales growth and Africa and Latin America also saw double digit top line growth on the back of the ‘City Remix’ programme significantly increasing consumer engagement with the brand.
•	Buchanan’s delivered strong double digit net sales growth for the third consecutive year, supported by the launch of the ‘Share Yourself’ campaign and the solid growth of Buchanan’s Special Reserve, especially in Venezuela and Colombia. The 12 percentage points of positive price/mix was a result of price increases and premiumisation across the Americas, helped by the successful roll-out of Buchanan’s Master, trading consumers up beyond deluxe at an 18% price premium. The brand posted 11% net sales growth in North America.
•	Windsor grew share and remained the leading scotch brand in Korea, net sales however declined 1% as the whisky market contracted further in the country. Share gain has been achieved through the ‘Share the Vision’ campaign in the first half, followed by point of sale promotions in the second half. Windsor 12 and 17 variants enjoyed 4 and 2 percentage points of positive price/mix, respectively on the back of price increases put through last year.
•	While Crown Royal held share in the highly competitive non flavoured North America whiskey segment, the brand’s performance was impacted by the lapping of the successful launch of Crown Royal Black last year and also by its segment losing share to flavoured whiskey. Marketing spend was focused behind the launch of the ‘Crown Life’ programme appealing to the African-American and Hispanic consumers in the United States.
•	Bushmills delivered double digit increases in both volume and net sales. Its performance was particularly strong in Eastern Europe, where it made some important share gains. Bushmills Honey was launched successfully in the United States and delivered a third of the brand’s growth globally.

Vodka, 12% of Diageo net sales, saw 13% growth with positive price/mix as value vodka brands declined and super premium brands grew strongly with volume up almost 30%. The category drove a quarter of the group net sales growth with the super premium segment delivering 74% of that increase through the continued strong performance of Cîroc.

•	Smirnoff returned to strong growth, driven by a marked acceleration in developed markets and double digit growth in Africa and Latin America. Marketing spend increased 10% focusing on proven growth drivers. Fifty countries participated in the Smirnoff ‘Nightlife Exchange Project’, which in its second year was expanded by the collaboration with Live Nation and Madonna. In the United States, Smirnoff grew volume share with the highly successful innovation launches of Smirnoff Whipped Cream and Fluffed Marshmallow and also as a result of the Smirnoff 21 ‘I Choose’ campaign. Great Britain, Germany and the Benelux led Smirnoff’s growth in Europe through the execution of ‘Madonna Limited Edition’ campaigns.
•	Ketel One vodka delivered 8% net sales growth in North America with continued share gains fuelled by the highly successful ‘Gentlemen, this is Vodka’ campaign. Ketel One vodka is now sold in 63 markets. Latin America and Asia Pacific posted net sales growth over 50%, with PUB, Australia and South East Asia being the key drivers of growth in these regions on the back of leveraging the brand’s association with cocktail culture through the media.
•	Cîroc had another outstanding year with 62% global top line growth supported by 52% increase in marketing spend, mainly behind the ‘Cîroc the New Year’ campaign and in the digital space. The highly successful launch of Cîroc Peach together with the continued double digit growth of Red Berry and Coconut depletions helped the brand to gain further share and it is the fastest growing ultra premium vodka in the United States. Outside North America, the brand more than doubled its net sales.

Rum, which was 6% of Diageo net sales, posted 8% growth with 2 percentage points of positive price/mix helped by 32% growth in Latin America and a 7% increase in North America.

•	The leading brand of the portfolio, Captain Morgan posted 9% net sales growth. In North America, the new ‘Life, Love and Loot’ campaign supplemented with the launch of Captain Morgan Black Spiced and marketing innovations, such as the ‘Captain’s Conquest’, resulted in share gains and 7% net sales growth. Elsewhere the brand continued to benefit from the long running ‘Got a Little Captain in You?’ and the ‘Captain’s Island’ campaigns, which drove the 15% increase in marketing spend globally and resulted in strong double digit top line growth in Germany, Ireland, Russia and Eastern Europe, and the brand almost tripled in the Benelux.
•	The wider rum category saw very strong double digit growth in Zacapa due to Latin America, Europe and North America. The successful extension of Bundaberg into the white rum segment and the launch of the limited edition premium Bundy Masters Distillers Collection drove growth of Bundaberg in Australia.

Liqueurs were 5% of Diageo net sales. The challenging commercial environment in Western Europe together with the reduction in the depth and frequency of promotions in Great Britain continued to impact Baileys’ performance. However, Baileys posted 6% growth outside Europe with net sales up 42% in China on the back of a new marketing campaign aimed at female consumers.

24

Tequila represented 3% of Diageo net sales. Don Julio continued its strong performance with 26% growth, outperforming the fast growing super premium tequila segment with the continued acceleration of 1942, Reposado, Anejo and the successful launch of Tequila Don Julio 70, the world’s first Anejo Claro.

•	Jose Cuervo Especial declined 5%, driven by the impact of distributor destocking on Jose Cuervo Especial Gold in the first half and also by consumers shifting away from dark tequilas. This was partially offset by an increase in Jose Cuervo Especial Silver net sales, helped by consumer trends and the recruitment from the ProBeach Volleyball Series.

Gin represented 3% of Diageo net sales and grew 3%. Emerging market consumer demand drove double digit net sales growth of value gin brands in Africa, while super premium gin grew over 20% in Asia Pacific and Latin America as the category saw a resurgence as the ‘white spirit of choice’ with bartenders.

•	Tanqueray grew net sales 2% globally, despite a slight decline in its biggest market, North America, as the brand grew over 10% in its new markets across Western Europe, with Iberia up 24%, and grew 17% in the emerging markets, with both Africa and Latin America posting double digit growth. The new brand strategy and the supporting ‘Tonight We Tanqueray’ communications campaign drove 11% increase in marketing spend.

Premium local spirits: During the year Diageo completed the acquisition and integration of Mey İçki, the leading spirits company in Turkey. Mey Içki posted £291 million net sales in the year with 5.1 million equivalent units of volume. Raki is the main spirits category in the Turkish market and Mey Içki is a clear market leader in the category with Yeni Raki being the most recognised brand. Mey Içki gained share during the year as marketing spend was focused on modern and traditional raki occasions, building strong brand equities and maintaining executional excellence in store. Diageo also increased its shareholding in Quanxing by 4% and from 29 June has control of Shuijingfang, fiscal 2013 will be the first full year Diageo consolidates the company’s results. Chinese white spirits delivered 36% net sales growth outside China, driven by price increases and expanded distribution footprint with Shui Jing Fang now available in the duty free channel at forty airports and on two airlines worldwide and also in seven domestic markets. During the year Diageo also acquired an additional 20.6% stake in Hanoi Liquor Joint Stock Company in Vietnam and agreed to acquire Ypióca, the leading premium cachaça brand in Brazil.

Beer brands represented 21% of Diageo net sales and grew 5% with the developed markets up 1% despite declining volumes and emerging markets growing 9% with 6 percentage points of positive price/mix.

•	Guinness made up 52% of Diageo’s beer business by net sales. The brand delivered 2% net sales growth in the developed markets as the successful launch of Guinness Black Lager together with price increases on Guinness Kegs drove 9% net sales growth for Guinness in North America. In the emerging markets, net sales were up 8% with strong growth across Africa and continued share gains and price increases in Indonesia. Nigeria is now the biggest market for Guinness by net sales and the brand further extended its footprint this year with double digit growth across the other Africa markets. Marketing spend behind the ‘Guinness The Match’ and ‘Guinness Football Challenge’ campaigns tapped into African consumers’ fervent love of football, and the launch of a landmark new TV campaign ‘The Ticket’, and ‘Guinness VIP’, a mobile phone relationship marketing programme with the participation of 2.4 million consumers, drove 7% increase in spend globally.
•	Local African beers continued to perform strongly, with Tusker and Harp posting strong double digit top line growth supported by innovations, such as the launch of Harp Lime in Nigeria and Tusker Lite in Kenya. Senator delivered more than a quarter of the beer net sales growth, driven by price increases and footprint expansion in Kenya.

Wine was 4% of Diageo net sales. It remained a challenging category with volume declining in North America and Europe and with a shift to the lower end of the portfolio.

Ready to drink, 7% of Diageo net sales, was flat. Emerging markets posted a 7% increase, offset by a 2% reduction in developed markets, driven by a decline in Australia despite share gains. The transfer of production and sales of Smirnoff ready to drink in South Africa to Diageo’s associate had a full point impact on growth rates. Excluding this the category grew 1% globally. Smirnoff Ice posted strong growth across the emerging middle class consumers of Africa and Latin America and the launch of Parrot Bay and Smirnoff Frozen Pouches proved to be a huge success in the United States. The launch of Smirnoff Ice Green Apple and Raspberry Splash revived the Smirnoff Ice portfolio in Asia driving accessibility and recruiting female consumers to the category.

25

FINANCIAL REVIEW

Summary consolidated income statement

	Year ended	Year ended
	30 June 2012	30 June 2011
	£ million	£ million

Sales	14,594	13,232
Excise duties	(3,832)	(3,296)
Net sales	10,762	9,936
Operating costs before exceptional items	(7,564)	(7,052)
Operating profit before exceptional items	3,198	2,884
Exceptional operating items	(40)	(289)
Operating profit	3,158	2,595
Sale of businesses	147	(14)
Net finance charges	(397)	(397)
Share of associates’ profits after tax	213	176
Profit before taxation	3,121	2,360
Taxation	(1,038)	(343)
Profit from continuing operations	2,083	2,017
Discontinued operations	(11)	-
Profit for the year	2,072	2,017

Attributable to:
Equity shareholders of the parent company	1,942	1,900
Non-controlling interests	130	117
	2,072	2,017

Sales and net sales

On a reported basis, sales increased by £1,362 million from £13,232 million in the year ended 30 June 2011 to £14,594 million in the year ended 30 June 2012 and net sales increased by £826 million from £9,936 million in the year ended 30 June 2011 to £10,762 million in the year ended 30 June 2012. Exchange rate movements decreased reported sales by £123 million and reported net sales by £90 million. Acquisitions increased reported sales by £741 million and reported net sales by £320 million. Disposals decreased reported sales by £31 million and reported net sales by £29 million.

Operating costs before exceptional items

On a reported basis, operating costs before exceptional items increased by £512 million from £7,052 million in the year ended 30 June 2011 to £7,564 million in the year ended 30 June 2012 due to an increase in cost of sales of £245 million from £3,983 million to £4,228 million, an increase in marketing spend of £153 million from £1,538 million to £1,691 million, and an increase in other operating expenses before exceptional costs of £114 million, from £1,531 million to £1,645 million. Exchange rate movements benefited total operating costs before exceptional items by £80 million.

Exceptional operating items

Exceptional operating charges of £40 million for the year ended 30 June 2012 comprised:

•	a gain of £115 million (2011 – £nil) in respect of changes in the calculation of future pension increases for Diageo’s principal UK and Irish pension schemes,
•	a brand impairment charge of £59 million (2011 – £39 million),
•	a charge of £69 million (2011 – £77 million) for the operating model review announced in May 2011 and
•	£27 million (2011 – £34 million) for the restructuring of the group’s Global Supply operations in Scotland, Ireland and in the United States.

In the year ended 30 June 2011 exceptional operating items also included a charge of £139 million in respect of duty settlements with the Turkish and the Thai customs authorities and settlements with the Securities and Exchange Commission (SEC) in respect of various regulatory and control matters.

26

In the year ended 30 June 2012 total restructuring cash expenditure was £158 million (2011 – £118 million). In the year ended 30 June 2011 cash payments of £141 million were also made for the duty and the SEC settlements. An exceptional charge of approximately £50 million is expected to be incurred in the year ending 30 June 2013 in respect of the restructuring of Global Supply operations principally in Ireland, while cash expenditure is expected to be approximately £80 million.

Post employment plans

The deficit in respect of post employment plans before taxation increased by £247 million from £838 million at 30 June 2011 to £1,085 million at 30 June 2012 primarily as a result of a decrease in the discount rate assumptions used to calculate the liabilities of the plans partly offset by a decrease in the inflation assumptions and changes in the calculation of future pension increases. Cash contributions to the group’s UK and Irish pension plans in the year ended 30 June 2012 were £133 million (2011 – £151 million) and are expected to be approximately £140 million for the year ending 30 June 2013.

Operating profit

Reported operating profit for the year ended 30 June 2012 increased by £563 million to £3,158 million from £2,595 million in the prior year. Before exceptional operating items, operating profit for the year ended 30 June 2012 increased by £314 million to £3,198 million from £2,884 million in the prior year. Exchange rate movements decreased both operating profit and operating profit before exceptional items for the year ended 30 June 2012 by £10 million. Acquisitions increased reported operating profit by £79 million and disposals decreased reported operating profit by £3 million.

Exceptional non-operating items

In the year ended 30 June 2012 gain on sale of businesses of £147 million included a step up gain of £124 million on the revaluation of the group’s equity holdings in Quanxing and Shuijingfang to fair value as the associates became subsidiaries during the year. In addition, exceptional non-operating items include a gain of £23 million on the sale of the group’s investment in Tanzania Breweries. In the year ended 30 June 2011 a net loss before taxation of £14 million on sale of businesses arose on the disposal of a number of small wine businesses in Europe and in the United States and on the termination of a joint venture in India.

Net finance charges

Net finance charges amounted £397 million in the year ended 30 June 2012 (2011 – £397 million).

Net interest charge increased by £13 million from £369 million in the prior year to £382 million in the year ended 30 June 2012. The effective interest rate was 4.7% (2011 – 4.9%) in the year ended 30 June 2012 and average net borrowings increased by £1.1 billion compared to the prior year. For the calculation of effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps. The income statement interest cover was 8.9 times and cash interest cover was 9.4 times (2011 – 8.3 times and 10.6 times, respectively).

Net other finance charges for the year ended 30 June 2012 were £15 million (2011 – £28 million). There was a change of £10 million in finance charges in respect of post employment plans from a charge of £3 million in the year ended 30 June 2011 to an income of £7 million in the year ended 30 June 2012. Other finance charges also included £17 million (2011 – £16 million) on unwinding of discounts on liabilities, a hyperinflation adjustment of £3 million (2011 – £9 million) in respect of the group’s Venezuela operations and £2 million (2011 – £nil) in respect of net exchange movements on certain financial instruments. In the year ending 30 June 2013 the finance charge in respect of post employment plans is expected to be £12 million.

Associates

The group’s share of associates’ profits after interest and tax was £213 million for the year ended 30 June 2012 compared to £176 million in the prior year. Diageo’s 34% equity interest in Moët Hennessy contributed £205 million (2011 – £179 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation increased by £761 million from £2,360 million in the prior year to £3,121 million in the year ended 30 June 2012.

27

Taxation

The reported tax rate increased from 14.5% in the year ended 30 June 2011 to 33.3% in the year ended 30 June 2012. During the year tax authority negotiations were concluded resulting in a favourable change to the taxation basis of certain overseas profit and intangible assets which has reduced the ongoing tax rate but which resulted in the loss of future tax amortisation deductions giving rise to an exceptional write off of the related deferred tax assets of £524 million. The tax rate before exceptional items for the year ended 30 June 2012 was 17.7% compared with 17.4% in the year ended 30 June 2011. In the future it is expected that the tax rate before exceptional items will remain at approximately 18%.

Discontinued operations

Discontinued operations in the year ended 30 June 2012 represent a charge after taxation of £11 million in respect of anticipated future payments to additional thalidomide claimants.

Exchange rate and other movements

Exchange rate movements are calculated by retranslating the prior year results as if they had been generated at the current year exchange rates. The difference is excluded from organic growth. The estimated effect of exchange rate and other movements on profit before exceptional items and taxation for the year ended 30 June 2012 was as follows:

Gains/(losses)
£ million
Operating profit before exceptional items
Translation impact	(18)
Transaction impact	14
Impact of IAS 21 on operating profit	(6)
Total exchange effect on operating profit before exceptional items	(10)
Interest and other finance charges
Net finance charges – translation impact	3
Mark to market impact of IAS 39 on interest expense	16
Associates – translation impact	(2)
Total effect on profit before exceptional items and taxation	7

	Year ended	Year ended
	30 June 2012	30 June 2011
Exchange rates
Translation £1 =	$1.58	$1.59
Transaction £1 =	$1.57	$1.56
Translation £1 =	€1.18	€1.16
Transaction £1 =	€1.19	€1.11

For the year ending 30 June 2013 foreign exchange movements are not expected to materially affect operating profit or net finance charge based on applying current exchange rates (£1 = $1.57 : £1 = €1.28). This guidance excludes the impact of IAS 21 and IAS 39.

Dividend

The directors recommend a final dividend of 26.9 pence per share, an increase of 8% from the year ended 30 June 2011. The full dividend will therefore be 43.5 pence per share, an increase of 8% from the year ended 30 June 2011. Subject to approval by shareholders, the final dividend will be paid on 22 October 2012 to shareholders on the register on 7 September 2012. Payment to US ADR holders will be made on 26 October 2012. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 1 October 2012.

28

Cash flow

	Year ended	Year ended
	30 June 2012	30 June 2011
		(restated)
	£ million	£ million

Cash generated from operations before exceptional costs	3,163	3,118
Exceptional operating costs paid	(158)	(259)
Cash generated from operations	3,005	2,859
Interest paid (net)	(391)	(311)
Taxation paid	(521)	(365)
Net capital expenditure	(445)	(372)
Movements in loans and other investments	(1)	1
Free cash flow	1,647	1,812

Free cash flow decreased by £165 million to £1,647 million in the year ended 30 June 2012. Cash generated from operations increased from £2,859 million to £3,005 million principally as a result of increased operating profit, higher dividends received from Moët Hennessy partially offset by an increase in working capital due to business growth, higher finished goods levels to smooth the impact of upcoming supply chain changes and higher debtors as a result of excise duty increases. Higher interest payments were driven by the impact of the renegotiation of the terms of certain interest rate swaps in the prior year while higher tax payments are a result of increased profits and tax settlements. The increase in net capital expenditure was impacted by lapping the proceeds received last year from the North America wines restructuring and also represents the continued investments made to increase capacity in Africa, to enhance operations in Scotland and to increase efficiencies in operations in North America. See page 38 for the definition of free cash flow. The year ended 30 June 2011 has been restated following a change in the disclosure of dividends paid to non-controlling interests and transaction costs incurred in respect of business acquisitions. For an explanation of the effect of the restatement see note 1.

Balance sheet

At 30 June 2012 total equity was £6,811 million compared with £5,985 million at 30 June 2011. The increase was mainly due to the profit for the year of £2,072 million, partly offset by the dividend paid out of shareholders’ equity of £1,036 million and actuarial losses before taxation arising on post employment plans of £495 million.

Total assets were £22,350 million at 30 June 2012, an increase of £2,573 million from £19,777 million at 30 June 2011. Business acquisitions increased total assets by £2,925 million.

Net borrowings were £7,570 million at 30 June 2012, an increase of £1,120 million from £6,450 million at 30 June 2011. The principal components of this increase were £1,420 million (2011 – £97 million) paid for acquisition of businesses primarily in respect of Mey İçki, Zacapa and Meta, £1,036 million (2011 – £973 million) equity dividends paid, adverse non-cash movements of £248 million (2011 – £113 million) predominantly comprising new finance leases and fair value movements less favourable exchange rate movements of £152 million (2011 – £17 million adverse) partially offset by free cash flow of £1,647 million (2011 – £1,812 million).

Diageo manages its capital structure to achieve capital efficiency, maximise flexibility and give the appropriate level of access to debt markets at attractive cost levels in order to enhance long-term shareholder value. To achieve this, Diageo targets a range of ratios which are currently broadly consistent with an A band credit rating. Diageo would consider modifying these ratios in order to effect strategic initiatives within its stated goals, which could have an impact on its rating.

Economic profit

Economic profit increased by £151 million from £1,259 million in the year ended 30 June 2011 to £1,410 million in the year ended 30 June 2012. See page 39 for the calculation and definition of economic profit.

29

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Year ended		Year ended
		30 June 2012		30 June 2011
	Notes	£ million		£ million

Sales	2	14,594		13,232
Excise duties		(3,832)		(3,296)
Net sales	2	10,762		9,936
Cost of sales		(4,259)		(4,010)
Gross profit		6,503		5,926
Marketing		(1,691)		(1,538)
Other operating expenses		(1,654)		(1,793)
Operating profit	2	3,158		2,595
Sale of businesses	3	147		(14)
Net interest payable	4	(382)		(369)
Net other finance charges	4	(15)		(28)
Share of associates' profits after tax		213		176
Profit before taxation		3,121		2,360
Taxation	5	(1,038)		(343)
Profit from continuing operations		2,083		2,017
Discontinued operations	6	(11)		-
Profit for the year		2,072		2,017

Attributable to:
Equity shareholders of the parent company		1,942		1,900
Non-controlling interests		130		117
		2,072		2,017

Basic earnings per share
Continuing operations		78.2	p	76.2	p
Discontinued operations		(0.4	)p	-
		77.8	p	76.2	p

Diluted earnings per share
Continuing operations		77.8	p	76.0	p
Discontinued operations		(0.4	)p	-
		77.4	p	76.0	p

Average shares (in million)		2,495		2,493

30

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended	Year ended
	30 June 2012	30 June 2011
	£ million	£ million

Other comprehensive income
Exchange differences on translation of foreign operations excluding borrowings
- group	(74)	(133)
- associates and non-controlling interests*	(222)	93
Exchange differences on borrowings and derivative net investment hedges	210	(51)
Effective portion of changes in fair value of cash flow hedges
- gains taken to other comprehensive income	29	25
- transferred to income statement	(15)	56
Hyperinflation adjustment	3	6
Net actuarial (loss)/gain on post employment plans	(495)	272
Tax on other comprehensive income	103	(65)
Other comprehensive (loss)/income, net of tax, for the year	(461)	203
Profit for the year	2,072	2,017
Total comprehensive income for the year	1,611	2,220

Attributable to:
Equity shareholders of the parent company	1,463	2,167
Non-controlling interests	148	53
	1,611	2,220

*	Includes £30 million exchange gain recycled to the consolidated income statement on the acquisition of a majority equity stake in Quanxing and obtaining control of Shuijingfang in the year ended 30 June 2012.

31

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		30 June 2012		30 June 2011
	Notes	£ million	£ million	£ million	£ million

Non-current assets
Intangible assets		8,821		6,545
Property, plant and equipment		2,972		2,552
Biological assets		34		33
Investments in associates		2,198		2,385
Other investments		97		102
Other receivables		119		118
Other financial assets		505		305
Deferred tax assets		329		516
Post employment benefit assets		22		60
			15,097		12,616
Current assets
Inventories	7	3,955		3,473
Trade and other receivables		2,103		1,977
Assets held for sale	8	77		38
Other financial assets		42		89
Cash and cash equivalents	9	1,076		1,584
			7,253		7,161
Total assets			22,350		19,777
Current liabilities
Borrowings and bank overdrafts	9	(1,230)		(1,447)
Other financial liabilities		(113)		(90)
Trade and other payables		(2,997)		(2,838)
Liabilities held for sale		-		(10)
Corporate tax payable		(317)		(381)
Provisions		(127)		(149)
			(4,784)		(4,915)
Non-current liabilities
Borrowings	9	(7,399)		(6,748)
Other financial liabilities		(466)		(147)
Other payables		(85)		(41)
Provisions		(274)		(266)
Deferred tax liabilities		(1,424)		(777)
Post employment benefit liabilities		(1,107)		(898)
			(10,755)		(8,877)
Total liabilities			(15,539)		(13,792)
Net assets			6,811		5,985

Equity
Called up share capital		797		797
Share premium		1,344		1,343
Other reserves		3,213		3,300
Retained earnings/(deficit)		234		(195)
Equity attributable to equity shareholders of the parent company			5,588		5,245
Non-controlling interests			1,223		740
Total equity			6,811		5,985

32

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity attributable to parent
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	company share- holders	Non- controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2010	797	1,342	3,245	(2,253)	876	(1,377)	4,007	779	4,786
Total comprehensive income	-	-	55	-	2,112	2,112	2,167	53	2,220
Employee share schemes	-	-	-	(4)	(5)	(9)	(9)	-	(9)
Share-based incentive plans	-	-	-	-	37	37	37	-	37
Tax on share-based incentive plans	-	-	-	-	15	15	15	-	15
Shares issued	-	1	-	-	-	-	1	-	1
Acquisitions	-	-	-	-	-	-	-	20	20
Dividends paid	-	-	-	-	(973)	(973)	(973)	(112)	(1,085)
At 30 June 2011	797	1,343	3,300	(2,257)	2,062	(195)	5,245	740	5,985
Total comprehensive income	-	-	(87)	-	1,550	1,550	1,463	148	1,611
Share-based incentive plans	-	-	-	-	37	37	37	-	37
Tax on share-based incentive plans	-	-	-	-	29	29	29	-	29
Shares issued	-	1	-	-	-	-	1	-	1
Acquisitions	-	-	-	-	-	-	-	452	452
Proceeds from non-controlling interests	-	-	-	-	-	-	-	11	11
Change in fair value of put option	-	-	-	-	(6)	(6)	(6)	-	(6)
Purchase of non-controlling interests	-	-	-	-	(145)	(145)	(145)	(10)	(155)
Dividends paid	-	-	-	-	(1,036)	(1,036)	(1,036)	(118)	(1,154)
At 30 June 2012	797	1,344	3,213	(2,257)	2,491	234	5,588	1,223	6,811

33

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended		Year ended
	30 June 2012		30 June 2011
			(restated)
	£ million	£ million	£ million	£ million

Cash flows from operating activities
Cash generated from operations (see note 12)	3,005		2,859
Interest received	158		213
Interest paid	(549)		(524)
Taxation paid	(521)		(365)
Net cash from operating activities		2,093		2,183

Cash flows from investing activities
Disposal of property, plant and equipment and computer software	39		47
Purchase of property, plant and equipment and computer software	(484)		(419)
Movements in loans and other investments	(1)		1
Sale of businesses	51		34
Acquisition of businesses	(1,420)		(97)
Net cash outflow from investing activities		(1,815)		(434)

Cash flows from financing activities
Proceeds from issue of share capital	1		1
Net purchase of own shares for share schemes	-		(9)
Dividends paid to equity non-controlling interests	(118)		(112)
Proceeds from non-controlling interests	11		-
Purchase of shares of non-controlling interests	(155)		-
Net increase/(decrease) in loans	512		(414)
Equity dividends paid	(1,036)		(973)
Net cash outflow from financing activities		(785)		(1,507)

Net (decrease)/increase in net cash and cash equivalents		(507)		242
Exchange differences		(27)		(68)
Net cash and cash equivalents at beginning of the year		1,572		1,398
Net cash and cash equivalents at end of the year		1,038		1,572

Net cash and cash equivalents consist of:
Cash and cash equivalents		1,076		1,584
Bank overdrafts		(38)		(12)
		1,038		1,572

Comparatives have been restated following a change in the disclosure of dividends paid to non-controlling interests and transaction costs incurred in respect of business acquisitions. For an explanation of the effect of the restatement see note 1.

34

NOTES

1. Basis of preparation

The financial information included within this report has been prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed and adopted for use in the European Union, and in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority. This condensed consolidated financial information has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2012. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB.

(a) Adopted by the group The following accounting standards and amendments, issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no impact on its consolidated results or financial position:

Amendment to IAS 1 – Presentation of financial statements

IAS 24 (Revised) – Related party disclosures

Amendment to IAS 34 – Interim financial reporting

Amendment to IFRS 7 – Disclosure of the financial effect of the extent to which collateral and other credit enhancements mitigate credit risk

Amendment to IFRS 7 – Transfers of financial assets

Amendment to IFRIC 13 – Customer loyalty programmes

Amendment to IFRIC 14 – IAS 19: The limit on defined benefit assets, minimum funding requirements and their interaction

(b) Not adopted by the group The following standards and amendments, issued by the IASB but not yet endorsed by the EU unless stated otherwise, have not yet been adopted by the group. The standards or interpretations will have to be adopted by the group in the year ending 30 June 2014 unless stated otherwise, though the group may determine to adopt them earlier. The group does not currently believe the adoption of these standards or interpretations will have a material impact on its consolidated results or financial position, unless stated otherwise.

IFRS 9 – Financial instruments (effective in the year ending 30 June 2016) removes the multiple classification and measurement models for financial assets required by IAS 39 and introduces a model that has only two classification categories: amortised cost and fair value. Classification is determined by the business model used to manage the financial assets and the contractual cash flow characteristics of the financial assets. The accounting and presentation of financial liabilities and for derecognising financial instruments has been transferred from IAS 39 without any significant changes. The amendment to IFRS 7 – Financial instruments: Disclosures requires additional disclosures on transition from IAS 39 to IFRS 9. The group is currently assessing the impact this standard would have on its consolidated results and financial position.

IFRS 10 – Consolidated financial statements replaces the guidance of control and consolidation in IAS 27 and SIC-12 – Consolidation – special purpose entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they were a single entity remains unchanged, as do the mechanics of consolidation.

IFRS 11 – Joint arrangements requires joint arrangements to be accounted for as a joint operation or as a joint venture depending on the rights and obligations of each party to the arrangement. Proportionate consolidation for joint ventures will be eliminated and equity accounting will be mandatory. It is anticipated that the application of the standard will result in an immaterial decrease in net sales, total assets and total liabilities of the group but have no impact on the group’s net profit or net assets.

IFRS 12 – Disclosure of interests in other entities requires enhanced disclosures of the nature, risks and financial effects associated with the group’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13 – Fair value measurement explains how to measure fair value and aims to enhance fair value disclosures. The standard does not materially change the measurement of fair value but codifies it in one place.

Amendments to IAS 19 – Employee benefits (endorsed by the EU in June 2012) changes a number of disclosure requirements for post employment arrangements and restricts the options currently available on how to account for defined benefit pension plans. The most significant change that will impact the group is that the amendment requires the expected returns on pension plan assets, currently calculated based on management’s estimate of expected returns, to be replaced by a credit on the pension plan assets calculated at the liability discount rate. The group estimates the adoption of the revised IAS 19 would result in an additional charge to the income statement in the year ended 30 June 2012 of approximately £65 million. The change does not impact the group’s net assets.

35

Amendment to IAS 1 – Presentation of items of other comprehensive income (effective in the year ending 30 June 2013, endorsed by the EU in June 2012)

Amendment to IAS 1 – Clarification of the requirements for comparative information

Limited scope amendment to IAS 12 – Income taxes (effective in the year ending 30 June 2013)

Amendment to IAS 16 – Classification of servicing equipment

IAS 27 (Revised) – Separate financial statements

IAS 28 (Revised) – Investments in associates and joint ventures

Amendment to IAS 32 – Offsetting financial assets and financial liabilities (effective in the year ending 30 June 2015)

Amendment to IAS 32 – Tax effect of distribution to holders of equity instruments

Amendment to IAS 34 – Interim financial reporting

Amendment to IFRS 7 – Disclosures – Offsetting financial assets and financial liabilities

The financial information set out in this preliminary announcement does not constitute the company’s statutory accounts for the year ended 30 June 2012 or 2011. Statutory accounts for the year ended 30 June 2011 have been delivered to the registrar of companies, and those for the year ended 30 June 2012 will be delivered in due course. The auditor has reported on those accounts; their reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

Restatement of the prior year cash flow statement

The group has revised the disclosure of certain prior year amounts in the consolidated statement of cash flows. In the year ended 30 June 2012 directly attributable acquisition transaction costs of £47 million (2011 – £20 million) have been included in cash flow from operating activities rather than cash flow from investing activities and dividends paid to non-controlling interests of £118 million (2011 – £112 million) are now disclosed as part of cash flows from financing activities rather than cash flow from operating activities. This revised presentation is considered to be more consistent with the treatment of these items in the consolidated income statement and the consolidated statement of changes in equity. The revision had no impact on prior period increase or decrease in cash and cash equivalents, net assets or net profit.

2. Segmental information

On 25 May 2011 Diageo announced changes to its regional structure. From 1 July 2011 two autonomous regions, Africa and Latin America and Caribbean, replaced the International region. The Global Travel and duty free operations are now reported within the five geographical regions in which the external sales take place. The Middle East business has become part of Asia Pacific.

As a result of this change Diageo now reports the following operating segments externally: North America, Europe, Africa, Latin America and Caribbean, Asia Pacific and Corporate. In addition, for management reporting for the year ended 30 June 2012, changes have been made to the allocation of specific corporate items reflecting the geographic segments for which they are in respect of. Restated segmental information for the year ended 30 June 2011 has been disclosed in the tables below with a reconciliation to the figures previously reported on page 37.

Diageo presents segmental information for the manufacture, distribution and selling of premium drinks in operating segments based on the geographical location of third party customers. The information presented is consistent with management reporting provided to the chief operating decision maker, which has been identified as the executive committee.

The executive committee considers the business principally from a geographical perspective and the business analysis is presented under the operating segments of North America, Europe, Africa, Latin America and Caribbean and Asia Pacific. In addition to these geographical selling segments, a further segment reviewed by the executive committee is Global Supply which manufactures and distributes premium drinks within the group. Continuing operations also include the Corporate function. In view of the focus on the geographical segments in explaining the group’s performance in the Business review, the results of the Global Supply segment have been allocated to the geographical segments. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, facilities and employee costs that do not relate to the geographical segments or to Global Supply and hence are not allocated. They also include rents receivable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

36

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current year at, and restates the prior year net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2011.

In addition, for management reporting purposes Diageo excludes the impact of acquisitions and disposals completed in the current and prior year from the results of the geographical segments in order to provide comparable results. The impact of acquisitions and disposals on net sales and operating profit is allocated to the appropriate geographical segments in the tables below. These acquisitions and disposals are the same as those disclosed in the organic growth reconciliations in the Business review but for management reporting purposes they are disclosed here at budgeted exchange rates.

Year ended 30 June 2012	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Global Supply £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million

Sales	4,094	4,966	1,869	1,491	2,104	2,652	(2,652)	14,524	70	14,594
Net sales
At budgeted exchange rates*	3,544	2,648	1,444	1,242	1,451	2,792	(2,665)	10,456	70	10,526
Acquisitions and disposals	1	337	32	-	-	-	-	370	-	370
Global Supply allocation	56	47	3	11	10	(127)	-	-	-	-
Retranslation to actual exchange rates	(45)	(83)	(32)	(14)	40	(13)	13	(134)	-	(134)
Net sales	3,556	2,949	1,447	1,239	1,501	2,652	(2,652)	10,692	70	10,762
Operating profit/(loss)
At budgeted exchange rates*	1,311	756	390	386	351	158	-	3,352	(154)	3,198
Acquisitions and disposals	-	119	(3)	(8)	(19)	-	-	89	(19)	70
Global Supply allocation	60	80	3	9	6	(158)	-	-	-	-
Retranslation to actual exchange rates	(17)	(30)	(10)	(4)	4	-	-	(57)	(13)	(70)
Operating profit/(loss) before exceptional items	1,354	925	380	383	342	-	-	3,384	(186)	3,198
Exceptional items	(11)	41	(5)	(2)	(10)	(40)	-	(27)	(13)	(40)
Operating profit/(loss)	1,343	966	375	381	332	(40)	-	3,357	(199)	3,158
Sale of businesses										147
Net finance charges										(397)
Share of associates’ profits after tax
– Moët Hennessy										205
– Other associates										8
Profit before taxation										3,121

* These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

37

Year ended 30 June 2011 (restated)	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Global Supply £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million

Sales	3,895	4,279	1,764	1,293	1,931	2,678	(2,678)	13,162	70	13,232
Net sales
At budgeted exchange rates*	3,330	2,649	1,313	1,119	1,270	2,785	(2,682)	9,784	70	9,854
Acquisitions and disposals	27	3	35	-	1	-	-	66	-	66
Global Supply allocation	31	46	3	12	11	(103)	-	-	-	-
Retranslation to actual exchange rates	(22)	5	6	(68)	95	(4)	4	16	-	16
Net sales	3,366	2,703	1,357	1,063	1,377	2,678	(2,678)	9,866	70	9,936
Operating profit/(loss)
At budgeted exchange rates*	1,218	741	349	352	291	146	-	3,097	(157)	2,940
Acquisitions and disposals	4	(8)	(7)	(3)	(8)	-	-	(22)	-	(22)
Global Supply allocation	65	65	4	8	4	(146)	-	-	-	-
Retranslation to actual exchange rates	(12)	(2)	(13)	(39)	12	-	-	(54)	20	(34)
Operating profit/(loss) before exceptional items	1,275	796	333	318	299	-	-	3,021	(137)	2,884
Exceptional items	(23)	(157)	(7)	(6)	(50)	(35)	-	(278)	(11)	(289)
Operating profit/(loss)	1,252	639	326	312	249	(35)	-	2,743	(148)	2,595
Sale of businesses										(14)
Net finance charges										(397)
Share of associates’ profits after tax
– Moët Hennessy										179
– Other associates										(3)
Profit before taxation										2,360

* These items represent the IFRS 8 performance measures for the geographical and Global Supply segments.

(i) The segmental analysis of sales and operating profit/(loss) is based on the location of the third party customers.

(ii) The net sales figures for Global Supply reported to the executive committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the Global Supply segment to the other operating segments, inter-segmental sales are not material.

(iii) The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.58 (2011 – £1 = $1.59) and euro – £1 = €1.18 (2011 – £1 = €1.16). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.57 (30 June 2011 – £1 = $1.61) and euro – £1 = €1.24 (30 June 2011 – £1 = €1.11). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

38

3. Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Year ended	Year ended
	30 June 2012	30 June 2011
	£ million	£ million
Items included in operating profit
Operating model review	(69)	(77)
Restructuring of Global Supply operations	(16)	(24)
Restructuring of Irish brewing operations	(11)	(10)
	(96)	(111)

Pension changes - past service credits	115	-
Brand impairment	(59)	(39)
Duty settlements	-	(127)
SEC settlement	-	(12)
	(40)	(289)

Sale of businesses
Step up acquisition of Quanxing and Shuijingfang	124	-
Tanzania Breweries	23	-
Wine operations and joint venture in India	-	(14)
	147	(14)

Exceptional items before taxation	107	(303)

Items included in taxation
Tax on exceptional operating items	19	51
Tax on sale of businesses	-	3
Loss of future tax amortisation	(524)	-
Settlements with tax authorities	-	66
Total taxation in exceptional items	(505)	120

Exceptional items in continuing operations	(398)	(183)

Discontinued operations net of taxation	(11)	-

Total exceptional items	(409)	(183)

Items included in operating profit are charged to:
Cost of sales	(31)	(27)
Other operating expenses	(9)	(262)
	(40)	(289)

4. Net interest and other finance charges

	Year ended	Year ended
	30 June 2012	30 June 2011
	£ million	£ million

Interest payable	(493)	(540)
Interest receivable	107	183
Market value movements on interest rate instruments	4	(12)
Net interest payable	(382)	(369)

Net finance income/(charges) in respect of post employment plans	7	(3)
Unwinding of discounts	(17)	(16)
Hyperinflation adjustment on Venezuela operations	(3)	(9)
	(13)	(28)
Net exchange movements on certain financial instruments	(2)	-
Net other finance charges	(15)	(28)

39

5. Taxation

For the year ended 30 June 2012, the £1,038 million taxation charge (2011 – £343 million) comprises a UK tax charge of £47 million (2011 – £47 million credit) and a foreign tax charge of £991 million (2011 – £390 million). Included within the foreign tax charge in the year ended 30 June 2012 is an exceptional charge of £524 million. The group benefits from the availability of tax amortisation on many of its principal brands and other intangible assets. During the year the group concluded tax authority negotiations in respect of the tax basis of certain of these assets resulting in a reduction in the effective ongoing tax rate and the write off of a deferred tax asset of £524 million as an exceptional tax item. Included within the tax charge in the year ended 30 June 2011 was a credit of £115 million in respect of an increase in the carrying value of deferred tax assets on brands under the taxation basis applicable at 30 June 2011.

6. Discontinued operations

Discontinued operations for the year ended 30 June 2012 represent a charge after taxation of £11 million in respect of anticipated future payments to additional thalidomide claimants.

7. Inventories

	30 June 2012	30 June 2011
	£ million	£ million

Raw materials and consumables	334	258
Work in progress	66	25
Maturing inventories	2,953	2,681
Finished goods and goods for resale	602	509
	3,955	3,473

8. Assets and disposal groups held for sale

	30 June 2012	30 June 2011
	£ million	£ million

Current assets	19	19
Non-current assets	58	19
	77	38

Current liabilities	-	(10)
	-	(10)

Assets and disposal groups held for sale at 30 June 2012 comprise a development property in China and land held in the United Kingdom.

9. Net borrowings

	30 June 2012	30 June 2011
	£ million	£ million

Borrowings due within one year and bank overdrafts	(1,230)	(1,447)
Borrowings due after one year	(7,399)	(6,748)
Fair value of foreign currency forwards and swaps	210	182
Fair value of interest rate hedging instruments	3	58
Finance lease liabilities	(230)	(79)
	(8,646)	(8,034)
Cash and cash equivalents	1,076	1,584
	(7,570)	(6,450)

40

10. Reconciliation of movement in net borrowings

	Year ended	Year ended
	30 June 2012	30 June 2011
	£ million	£ million

Net (decrease)/increase in cash and cash equivalents before exchange	(507)	242
Net (increase)/decrease in loans	(512)	414
(Increase)/decrease in net borrowings from cash flows	(1,019)	656
Exchange differences on net borrowings	152	(17)
Borrowings acquired through acquisition of businesses	(5)	(22)
Other non-cash items	(248)	(113)
Net borrowings at beginning of the year	(6,450)	(6,954)
Net borrowings at end of the year	(7,570)	(6,450)

In the year ended 30 June 2012 the group borrowed $2,500 million (£1,548 million) by issuing new bonds and repaid a $900 million (£566 million) and a €750 million (£605 million) bond. Other non-cash items primarily comprise fair value changes on bonds, interest rate derivatives and new finance leases.

11. Dividends and other reserves
	Year ended	Year ended
	30 June 2012	30 June 2011
	£ million	£ million

Amounts recognised as distributions to equity shareholders in the year
Final dividend paid for the year ended 30 June 2011 of 24.90 pence per share (2010 – 23.50 pence)	621	586
Interim dividend paid for the year ended 30 June 2012 of 16.60 pence per share (2011 – 15.50 pence)	415	387
	1,036	973

A final dividend of 26.9 pence per share for year ended 30 June 2012 was recommended by the board on 22 August 2012 for approval by shareholders at the Annual General Meeting to be held on 17 October 2012. As the approval will be after the balance sheet date it has not been included as a liability.

Other reserves of £3,213 million at 30 June 2012 (2011 – £3,300 million) included a capital redemption reserve of £3,146 million (2011 – £3,146 million) and hedging and exchange reserve of £67 million (2011 – £154 million)

41

12. Cash generated from operations

	Year ended		Year ended
	30 June 2012		30 June 2011
				(restated)
	£ million	£ million	£ million	£ million

Profit for the year	2,072		2,017
Discontinued operations	11		-
Taxation	1,038		343
Share of associates’ profits after tax	(213)		(176)
Net finance charges	397		397
(Gain)/loss on sale of businesses	(147)		14
Operating profit		3,158		2,595
Increase in inventories	(338)		(204)
(Increase)/decrease in trade and other receivables	(218)		62
Increase in trade and other payables and provisions	27		32
Net movement in working capital		(529)		(110)
Depreciation, amortisation and impairment		411		352
Dividend income		166		138
Other items		(201)		(116)
Cash generated from operations		3,005		2,859

Cash generated from operations is stated after £158 million (2011 – £259 million) of cash outflows in respect of exceptional operating items.

Other items include £200 million of cash contributions to post employment schemes in excess of the income statement impact (2011 – £119 million).

13. Acquisition of businesses and purchase of shares of non-controlling interests

	Mey İçki	Zacapa	Meta	Quanxing and Shuijingfang	Other	2012 Total
	£ million	£ million	£ million	£ million	£ million	£ million

Brands and computer software	647	119	55	538	-	1,359
Property, plant and equipment	117	10	13	46	-	186
Investments	-	-	-	8	28	36
Inventories	44	19	6	66	-	135
Assets and liabilities held for sale	-	-	-	58	-	58
Other working capital	10	-	(2)	(59)	-	(51)
Taxation	(147)	-	(18)	(135)	-	(300)
Cash	38	2	-	57	-	97
Borrowings	-	-	(5)	-	-	(5)
Fair value of assets and liabilities	709	150	49	579	28	1,515
Goodwill arising on acquisition	590	97	99	105	-	891
Non-controlling interests	(1)	-	-	(451)	-	(452)
Step acquisition	-	-	-	(219)	-	(219)
Consideration payable	1,298	247	148	14	28	1,735
Satisfied by:
Cash consideration paid	1,298	120	145	14	28	1,605
Financial liabilities	-	97	-	-	-	97
Deferred/contingent consideration payable	-	30	3	-	-	33
	1,298	247	148	14	28	1,735

Cash consideration paid	1,298	120	145	14	48	1,625
Cash acquired	(38)	(2)	-	(57)	-	(97)
Deferred consideration paid	-	-	-	-	7	7
Deposit repayment	-	-	-	(115)	-	(115)
Net cash outflow/(inflow) on acquisition of business	1,260	118	145	(158)	55	1,420

Purchase of shares of non-controlling interests:						140
Kenya Breweries						15
Diageo Philippines						155

42

Mey İçki On 23 August 2011, Diageo completed the acquisition of 100% of Mey İçki Sanayi ve Ticaret A.Ş. (Mey İçki) from TPG Capital and the Actera group for $2,129 million (£1,298 million). Mey İçki is the leading producer and distributor of raki in Turkey and also owns vodka and wine brands. Mey İçki has been consolidated from 23 August 2011. Directly attributable transaction and integration costs of £11 million have been charged to other operating expenses in the year. Since acquisition Mey İçki has contributed £705 million to sales, £291 million to net sales and £95 million to operating profit (net of £11 million transaction and integration costs).

Zacapa On 5 July 2011, Diageo completed the acquisition of a 50% equity controlling stake in Rum Creations Products Inc (RCP), the owner of the Zacapa rum brand, from Industrias Licoreras de Guatemala (ILG), for a cash consideration of $240 million (£150 million) (including deferred and contingent consideration of $48 million (£30 million)). ILG has a put option to sell the remaining 50% equity stake exercisable from 2016 calculated on a profit multiple. The net present value of this financial liability was $155 million (£97 million) at acquisition. In addition, the transaction provided Diageo with perpetual global distribution rights for Zacapa rum, excluding those for Guatemala and the domestic markets of El Salvador, Honduras, Nicaragua, Costa Rica, Belize and Panama. Diageo consolidates the results of RCP. Directly attributable transaction costs of £1 million have been charged to other operating expenses in the year. In the period since acquisition the additional contribution of the Zacapa brand to operating profit was £8 million (net of £1 million transaction cost).

Quanxing and Shuijingfang On 14 July 2011, Diageo acquired an additional 4% equity stake in Sichuan Chengdu Quanxing Group Company Ltd. (Quanxing) from Chengdu Yingsheng Investment Holding Co., Ltd. The consideration for the additional 4% equity stake was CNY 140 million (£14 million). The acquisition of the 4% equity stake brought Diageo’s shareholding in Quanxing to 53%. Quanxing was accounted for as an associate up to 14 July 2011 but following the acquisition of the additional 4% equity stake it became a subsidiary with a 47% non-controlling interest. Quanxing is primarily a holding company controlling a 39.7% equity stake in Sichuan Shuijingfang Co., Ltd. (Shuijingfang), a super premium Chinese white spirits company listed on the Shanghai Stock Exchange. During the year ended 30 June 2010 £123 million was deposited with China’s securities depositary and clearing agency in respect of the tender offer to all other shareholders of Shuijingfang. During the year ended 30 June 2012, Diageo received approval from the Chinese Securities Regulatory Commission to launch, and Diageo did launch and settle, the mandatory tender offer to all the other shareholders of Shuijingfang. A nominal amount of shares of Shuijingfang were tendered into the offer and the deposit was returned to Diageo.

On 29 June 2012 at the annual general meeting, additional Diageo directors were appointed to the board of Shuijingfang which gave Diageo control over the board and the operating and financial policies of the company. Up to 29 June 2012 Diageo accounted for Shuijingfang as an associate and following the change in control on 29 June 2012 it became a subsidiary. As a result of Quanxing and Shuijingfang becoming subsidiaries of the group, a gain of £124 million arose on the difference between the book value of the equity owned prior to the transactions and the market values on the completion dates which has been disclosed as a sale of businesses in the consolidated income statement. The non-controlling interest in Shuijingfang has been calculated as 79% of the fair value of the net assets of the company and the non-controlling interest in Quanxing has been valued at 47% of the fair value of its net assets. The fair values of the net assets disclosed are provisional and have been estimated by Diageo based on information obtained in accordance with all relevant Chinese laws and regulations. The fair values will be finalised in the year ending 30 June 2013.

The goodwill arising on the transaction represents the strategic premium in respect of entering the Chinese white spirits market and the synergies arising from combining operations. Directly attributable transaction and integration costs of £16 million have been charged to other operating expenses in the year.

Meta On 9 January 2012, Diageo completed the acquisition of Meta Abo Brewery Share Company SC (Meta) from the government of Ethiopia for a cash consideration of $225 million (£148 million). Meta produces and distributes the Meta beer brand. Directly attributable transaction and integration costs of £3 million have been charged to other operating expenses in the year. In the period since acquisition the contribution (net of transaction and integration costs) to sales, net sales and operating profit was £16 million, £13 million and £nil, respectively. The fair values will be finalised in the year ending 30 June 2013.

If the above acquisitions had been completed on 1 July 2011 the group’s sales, net sales and operating profit for the year would have increased by £293 million, £207 million and £73 million, respectively.

43

Kenya Breweries On 25 November 2011, Diageo completed the acquisition of SABMiller Africa BV’s 20% non-controlling equity stake in Kenya Breweries Limited (Kenya Breweries), through its subsidiary undertaking, East African Breweries Limited, of which Diageo owns 50.03%, for a cash consideration of 19.5 billion Kenyan shillings (£134 million). Transaction costs of £6 million have been incurred and charged to other retained earnings. Kenya Breweries terminated a brewing and distribution agreement with SABMiller International BV on 31 May 2011 and has ceased to distribute SABMiller’s brands in Kenya.

14. Contingent liabilities and legal proceedings

(a) Guarantees As of 30 June 2012 the group has no material performance guarantees or indemnities to third parties.

(b) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(c) Korean customs dispute Litigation is ongoing in Korea in connection with the application of the methodology used in transfer pricing on spirits imports since 2004. In December 2009, Diageo Korea received a final customs audit assessment notice from the Korean customs authorities, covering the period from 1 February 2004 to 30 June 2007, for Korean won 194 billion or £108 million (including £13 million of value added tax), which was paid in full and appealed to the Korean Tax Tribunal.

On 18 May 2011, the Tax Tribunal made a determination that the statute of limitations had run for part of the assessment period, ordered a partial penalty refund and instructed the Korean customs authorities to reinvestigate the remaining assessments. Accordingly, a refund of Korean won 43 billion or £24 million (including £2 million of value added tax) was made to Diageo Korea.

However, post the completion of the reinvestigation, the Korean customs authorities have concluded that they will continue to pursue the application of the same methodology and on 18 October 2011 a further final imposition notice was issued for Korean won 217 billion or £120 million (including £13 million of value added tax) in respect of the period from 29 February 2008 to 31 October 2010.

In response Diageo Korea filed a claim with the Seoul Administrative Court along with a petition for preliminary injunction to stay the final imposition notice. The Seoul Administrative Court granted Diageo Korea’s request for preliminary injunction and stayed the final imposition until 30 September 2012.

The underlying matter is currently in progress with the Seoul Administrative Court and Diageo Korea is unable to quantify meaningfully the possible loss or range of loss to which these claims may give rise. Diageo Korea continues to defend its position vigorously.

(d) Ketel One vodka put option The Nolet Group has an option exercisable from 9 June 2011 to 9 June 2013 to sell its 50% equity stake in Ketel One Worldwide BV to Diageo for a total consideration of $900 million (£573 million) plus 5.5% annual interest calculated from the date of the original acquisition on 9 June 2008. If the Nolet Group exercises this option but Diageo chooses not to buy the stake, Diageo will then have to pay $100 million (£64 million) to the Nolet Group and the Nolet Group may then pursue a sale of its stake to a third party, subject to rights of first offer and last refusal on Diageo’s part.

(e) Thalidomide litigation In Australia, a class action claim alleging product liability and negligence for injuries arising from the consumption of the drug thalidomide has been filed in the Supreme Court of Victoria against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grϋnenthal GmbH, the developer of the drug. The size of the class is not yet known. On 18 July 2012 Diageo settled the claim of the lead claimant Lynette Rowe and agreed a process to consider the remaining claimants in the class. To enable this process to occur, Lynette Rowe and her legal representatives have agreed not to take any step towards a trial of any issue in the litigation before 31 August 2013. In the United Kingdom, proceedings have twice been commenced but lapsed for lack of service. Distillers Company (Biochemicals) Limited distributed the drug in Australia and the United Kingdom for a period in the late 1950s and early 1960s. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these lawsuits may give rise. The company has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

(f) Other The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations. There are a number of legal, customs and tax claims against the group, the outcome of which cannot at present be foreseen.

44

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

15. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the year ended 30 June 2012 that have materially affected the financial position or performance of the group during the period.

16. Post balance sheet events

On 9 August 2012, Diageo completed the acquisition of 100% of the equity of Ypióca Bebidas S.A. (Ypióca) from Ypióca Agroindustrial Limitada for a cash consideration of BRL 900 million (£284 million). Ypióca is a leading producer and distributor of a cachaça brand, Ypióca in Brazil. Ypióca will be consolidated and for the year ended 31 December 2011 had net sales of BRL 177 million (£56 million).

45

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Definitions

Comparisons are to the year ended 30 June 2011 (2011) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating prior year reported numbers at current year exchange rates and after adjusting for the effect of exceptional items and acquisitions and disposals. For an explanation of organic movements please refer to ‘Reconciliation to GAAP measures’ in this announcement.

Volume has been measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready to drink in nine-litre cases divide by 10 and certain pre-mixed products that are classified as ready to drink in nine-litre cases divide by five.

Net sales are sales after deducting excise duties.

Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants or as price changes are implemented.

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

References to emerging markets comprise Russia and Eastern Europe, Turkey, Africa, Latin America and Caribbean and Asia Pacific excluding Australia, Korea and Japan.

References to ready to drink also include ready to serve products, such as pre mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include Guinness Malta, a non alcoholic malt based product.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, Johnnie Walker Platinum Label 18 year old, The John Walker, Classic Malts, Buchanan’s Special Reserve, Buchanan’s Red Seal, Dimple 18 year old, Bulleit Bourbon, Tanqueray No. TEN, Cîroc, Ketel One vodka, Don Julio, Zacapa, Godiva and Nuvo.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share data, competitive set classifications and share of voice data contained in this announcement are taken from independent industry sources in the markets in which Diageo operates.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 45 – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

46

Reconciliation to GAAP measures

1.	Organic movements

Organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This retranslates prior year reported numbers at current year exchange rates and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control. Residual exchange impacts are reported within Corporate.

Acquisitions, disposals and exceptional items also impact the reported performance and therefore the reported movement in any year in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of exceptional items, acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both years.

Organic movements in volume, sales, net sales, marketing spend and operating profit

Diageo’s strategic planning and budgeting process is based on organic movements in volume, sales, net sales, marketing spend, operating profit and operating margin, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both years. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

The organic movement calculations for volume, sales, net sales, marketing spend and operating profit for the year ended 30 June 2012 were as follows:

Volume	2011 Reported (restated)* units million	Acquisitions and disposals (2) units million	Organic movement units million	2012 Reported units million	Organic movement %

North America	52.3	(0.1)	0.8	53.0	2
Europe	40.5	5.1	(0.4)	45.2	(1)
Africa	23.1	0.6	1.2	24.9	5
Latin America and Caribbean	15.7	-	1.5	17.2	10
Asia Pacific	15.9	-	0.3	16.2	2
Total volume	147.5	5.6	3.4	156.5	2

47

Sales	2011 Reported (restated)* £ million	Exchange (1) £ million	Acquisitions and disposals (2) £ million	Organic movement £ million	2012 Reported £ million	Organic movement %

North America	3,895	22	(26)	203	4,094	5
Europe	4,279	(35)	700	22	4,966	1
Africa	1,764	(106)	36	175	1,869	11
Latin America and Caribbean	1,293	(32)	-	230	1,491	18
Asia Pacific	1,931	29	-	144	2,104	7
Corporate	70	(1)	-	1	70	1
Total sales	13,232	(123)	710	775	14,594	6

Net sales	2011 Reported (restated)* £ million	Exchange (1) £ million	Acquisitions and disposals (2) £ million	Organic movement £ million	2012 Reported £ million	Organic movement %

North America	3,366	18	(26)	198	3,556	6
Europe	2,703	(25)	288	(17)	2,949	(1)
Africa	1,357	(77)	29	138	1,447	11
Latin America and Caribbean	1,063	(22)	-	198	1,239	19
Asia Pacific	1,377	17	-	107	1,501	8
Corporate	70	(1)	-	1	70	1
Total net sales	9,936	(90)	291	625	10,762	6

Marketing spend	2011 Reported (restated)* £ million	Exchange (1) £ million	Acquisitions and disposals (2) £ million	Organic movement £ million	2012 Reported £ million	Organic movement %

North America	508	2	1	37	548	7
Europe	403	(4)	30	10	439	3
Africa	140	(8)	4	14	150	11
Latin America and Caribbean	184	(6)	1	31	210	17
Asia Pacific	303	6	-	35	344	11
Total marketing spend	1,538	(10)	36	127	1,691	8

Operating profit	2011 Reported (restated)* £ million	Exchange (1) £ million	Acquisitions and disposals (2) £ million	Organic movement £ million	2012 Reported £ million	Organic movement %

North America	1,275	3	(3)	79	1,354	6
Europe	796	(4)	107	26	925	3
Africa	333	(22)	4	65	380	20
Latin America and Caribbean	318	(2)	(2)	69	383	22
Asia Pacific	299	-	(11)	54	342	18
Corporate	(137)	15	(19)	(45)	(186)	(37)
Operating profit before exceptional items	2,884	(10)	76	248	3,198	9
Exceptional items	(289)				(40)
Total operating profit	2,595				3,158

* Figures for the year ended 30 June 2011 have been restated for the change in operating segments following a review of the group’s operating model. Reconciliation to segments reported in the prior year is included in note (4) below.

Notes: Information relating to the organic movement calculations

(1)	The exchange adjustments for sales, net sales, marketing spend and operating profit are the retranslation of prior year reported results at current year exchange rates and are principally in respect of the euro, the US dollar and African currencies, primarily the Kenyan shilling, the Nigerian naira and the South African rand.

48

(2)	The impacts of acquisitions and disposals are excluded from the organic movement. In the year ended 30 June 2012 the acquisitions and disposals that materially affected volume, sales, net sales, marketing spend and operating profit were as follows:

				Marketing		Operating
Year to June 2012	Volume	Sales	Net sales	spend		profit
	units million	£ million	£ million	£ million		£ million

Mey İçki	5.1	705	291	27		95
Zacapa	-	-	-	6		8
Meta	0.3	16	13	1		-
Quanxing	-	-	-	-	(19)
Serengeti	0.3	20	16	2	(2)
Other acquisitions*	-	-	-	-		(28)
Acquisitions – 2012	5.7	741	320	36		54
Acquisitions – 2011**	-	-	-	-		25
Disposals	(0.1)	(31)	(29)	-	(3)
	5.6	710	291	36		76

* Includes transaction costs in respect of acquisitions not yet completed ** Represents transaction and integration costs in respect of acquisitions incurred in the year ended 30 June 2011

In the year ended 30 June 2012 there were no material disposals impacting organic growth but adjustment is made to exclude the impact of the disposals completed under the reorganisation of the group’s US wines operations and the Gilbeys wholesale wine business in Ireland in the year ended 30 June 2011.

(3)	Analysis by operating segment of exceptional items is disclosed in note 2 on page 23.

Notes: Organic movement calculations methodology

a)	The organic movement percentage is the amount in the column headed Organic movement in the tables above expressed as a percentage of the aggregate of the amount in the column headed ’2011 Reported’, the amount in the column headed ’Exchange’ and the amount, if any, in respect of acquisitions and disposals that have impacted the comparable prior year included in the column headed ’Acquisitions and disposals’. The inclusion of the column headed ’Exchange’ in the organic movement calculation reflects the adjustment to recalculate the prior year results as if they had been generated at the current year’s exchange rates.

b)	Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior year, the group, in organic movement calculations, excludes the results for that business from the current year and prior year. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions in the current year, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior year, post acquisition results are included in full in the prior year but are included in the organic movement calculation from the anniversary of the acquisition date in the current year. The acquisition column also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior year in respect of acquisitions that in management assessment are expected to complete.

(4)	As disclosed in note 2 on page 23, Diageo made changes to its reporting regional structure and from 1 July 2011 two autonomous regions, Diageo Africa and Diageo Latin America and Caribbean, replaced the International region. The Global Travel and duty free operations are now reported within the five geographical regions in which the external sales take place. The Middle East business has become part of Asia Pacific. In addition, for the year ended 30 June 2012, changes have been made to the allocation of specific corporate items better reflecting the geographic segments for which they are in respect of. Figures for the year ended 30 June 2011 have been restated as follows:

49

Volume	As previously reported units million	Analysis of International units million	Restated units million

North America	51.6	0.7	52.3
Europe	38.5	2.0	40.5
International	44.3	(44.3)	-
Africa	-	23.1	23.1
Latin America and Caribbean	-	15.7	15.7
Asia Pacific	13.1	2.8	15.9
	147.5	-	147.5

Sales	As previously reported £ million	Analysis of International £ million	Restated £ million

North America	3,853	42	3,895
Europe	4,190	89	4,279
International	3,384	(3,384)	-
Africa	-	1,764	1,764
Latin America and Caribbean	-	1,293	1,293
Asia Pacific	1,735	196	1,931
Corporate	70	-	70
	13,232	-	13,232

Net sales	As previously reported £ million	Analysis of International £ million	Restated £ million

North America	3,324	42	3,366
Europe	2,614	89	2,703
International	2,747	(2,747)	-
Africa	-	1,357	1,357
Latin America and Caribbean	-	1,063	1,063
Asia Pacific	1,181	196	1,377
Corporate	70	-	70
	9,936	-	9,936

Marketing spend	As previously reported £ million	Analysis of International £ million	Restated £ million

North America	502	6	508
Europe	390	13	403
International	368	(368)	-
Africa	-	140	140
Latin America and Caribbean	-	184	184
Asia Pacific	278	25	303
	1,538	-	1,538

Operating profit before exceptional items	As previously reported £ million	Analysis of International £ million	Corporate costs £ million	Restated £ million

North America	1,255	17	3	1,275
Europe	778	28	(10)	796
International	804	(804)	-	-
Africa	-	330	3	333
Latin America and Caribbean	-	336	(18)	318
Asia Pacific	208	93	(2)	299
Corporate	(161)	-	24	(137)
	2,884	-	-	2,884

50

2.	Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities aggregated with the net purchase and disposal of investments, property, plant and equipment and computer software that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and sale of businesses, equity dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

As reported in Note 1 on page 22 the group has revised the disclosure of certain prior year amounts in the consolidated statement of cash flows. The revised free cash flow for the year ended 30 June 2011 increased by £92 million from £1,720 million to £1,812 million.

3.	Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base and is calculated to aid comparison of the performance of the business.

The profit used in assessing the return on total invested capital reflects the operating performance of the business stated before exceptional items and finance charges after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets for the year, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the year ended 30 June 2012 and 30 June 2011 were as follows:

	2012	2011
	£ million	£ million

Operating profit	3,158	2,595
Exceptional operating items	40	289
Associates’ profits after interest and tax	213	176
Tax at the tax rate before exceptional items of 17.7% (2011 – 17.4%)	(604)	(532)
	2,807	2,528

Average net assets (excluding net post employment liabilities)	7,111	6,221
Average net borrowings	7,438	6,805
Average integration and restructuring costs (net of tax)	1,353	1,274
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	17,464	15,862

Annualised return on average total invested capital	16.1%	15.9%

51

4.	Economic profit

Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge and is calculated to aid comparison of the performance of the business.

The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see above). The standard capital charge applied to the average total invested capital is currently 8%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.

Calculations for economic profit for the year ended 30 June 2012 and 30 June 2011 were as follows:

	2012	2011
	£ million	£ million

Average total invested capital (see 3 above)	17,464	15,862

Operating profit	3,158	2,595
Exceptional operating items	40	289
Associates’ profit after interest and tax	213	176
Tax at the tax rate before exceptional items of 17.7% (2011 – 17.4%)	(604)	(532)
	2,807	2,528
Capital charge at 8% (2011 – 8%) of average total invested capital	(1,397)	(1,269)
Economic profit	1,410	1,259

5.	Interest cover

The income statement interest cover is defined as the number of times that the sum of operating profit before exceptional items and share of associates’ profits after tax exceeds net interest payable.

Cash interest cover is defined as the number of times that the sum of operating profit before exceptional items, depreciation, amortisation and impairment and dividends from associates exceeds the net interest cash flow.

The group’s management believes that these measures assist users of the financial statements in understanding the liquidity position of the ongoing business.

52

RISK FACTORS

Diageo believes the following to be the principal risks and uncertainties facing the group. If any of these risks occur, Diageo’s business, financial condition and results of operations could suffer and the trading price and liquidity of securities could decline.

In the ongoing uncertain economic environment, certain risks may gain more prominence either individually or when taken together. The following are examples of ways that any of the risks below may become exacerbated. Demand for beverage alcohol products, in particular luxury or super premium products, may decrease with a reduction in consumer spending levels. Costs of operations may increase if inflation were to become prevalent, or upon an increase in the costs of raw materials. These factors may also lead to intensified competition for market share, with consequential potentially adverse effects on volumes and prices. The financial and economic situation may have a negative impact on third parties with whom Diageo does, or may do, business. Any of these factors may affect the group’s results of operations, financial condition and liquidity. Diageo has taken and may take further steps to manage its business through this challenging economic environment and position its business to benefit from economic recovery as and when it may occur in the various markets in which Diageo operates, but there can be no assurance that the steps taken will have the intended results.

If there is an extended period of constraint in the capital markets, with debt markets in particular experiencing a lack of liquidity, at a time when cash flows from Diageo’s business may be under pressure, this may have an impact on Diageo’s ability to maintain current long term strategies, with a consequent effect on the group’s growth rate. Such developments may adversely affect shareholder returns or share price. Additionally, continued volatility in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results. Decreases in the trustees’ valuations of Diageo’s pension plans may also increase pension funding requirements.

Risks related to the global economy

Diageo’s business may be adversely impacted by unfavourable economic conditions or political or other developments and risks in the countries in which it operates

Diageo may be adversely affected by political and economic developments or industrial action in any of the countries where Diageo has distribution networks, production facilities or marketing companies. Diageo’s business is dependent on general economic conditions in the United States, countries that form the European Union and other important markets. If the economy in the United States or in the countries that form the European Union do not recover as forecast or if there is a significant deterioration in the economic conditions in any of Diageo’s important markets, including any resulting social unrest, reduction in consumer confidence and spending levels, customer destocking, the failure of customer, supplier or financial counterparties or a reduction in the availability of, or an increase in the cost of financing to, Diageo, it could have a material adverse effect on Diageo’s business and results of operations. In particular, the ongoing sovereign debt crisis in certain countries in Europe has increased concerns that, were one or more countries to leave the euro, Diageo’s investment in any countries concerned could be impaired and may be subject to redenomination and other risks going forward. This crisis, as well as other economic events, may lead to reduced economic growth and, in turn, reduced demand for Diageo’s products, in Europe and other markets in which Diageo operates, which could have a material adverse effect on Diageo’s business and results of operations.

Diageo’s operations are also subject to a variety of other risks and uncertainties related to trading in numerous foreign countries, including political or economic upheaval and the imposition of any import, investment or currency restrictions, including tariffs and import quotas or any restrictions on the repatriation of earnings and capital. Political and/or social unrest, potential health issues (including pandemic issues), natural disasters and terrorist threats and/or acts may also occur in various places around the world, which will have an impact on trade, tourism and travel. Many of these risks are heightened, or occur more frequently, in emerging markets. These disruptions can affect Diageo’s ability to import or export products and to repatriate funds, as well as affecting the levels of consumer demand (for example, in duty free outlets at airports or in on trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. A substantial portion of Diageo’s operations, representing nearly 40% of Diageo’s net sales for the year ended 30 June 2012, are carried out in emerging markets, including Brazil, Venezuela, Mexico, Russia and emerging markets in Africa and Asia. Emerging markets are also generally exposed to relatively higher risk of liquidity, inflation, devaluation, price volatility, currency convertibility and sovereign default. Due to Diageo’s specific exposures, any or all of the aforementioned factors may affect Diageo disproportionately or in a different manner as compared to its competitors.

Part of Diageo’s growth strategy includes expanding its business in certain countries where consumer spending in general, and spending on Diageo’s products in particular, has not historically been as great but where there are prospects for growth. There is no guarantee that this strategy will be successful and some of the markets represent a higher risk in terms of their changing regulatory environments and higher degree of uncertainty over levels of consumer spending.

53

Risks related to the industry

Demand for Diageo’s products may be adversely affected by many factors, including changes in consumer preferences and tastes and adverse impacts of a declining economy

Diageo’s collection of brands includes some of the world’s leading beverage alcohol brands as well as brands of local prominence. Maintaining Diageo’s competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health regulations, changes in travel, vacation or leisure activity patterns, weather effects and a downturn in economic conditions, which may reduce consumers’ willingness to purchase premium branded products. The competitive position of Diageo’s brands could also be affected adversely by any failure to achieve consistent, reliable quality in the product or service levels to customers.

In addition, the social acceptability of Diageo’s products may decline due to public concerns about alcohol consumption, including alcohol abuse, drink driving, underage drinking or potential health consequences. These concerns may also result in regulatory action, litigation or customer complaints against companies in the industry and may have an adverse effect on Diageo’s profitability.

The launch and ongoing success of new products is inherently uncertain, especially as to their appeal to consumers. The failure to launch a new product successfully can give rise to inventory write-offs and other costs and can affect consumer perception of an existing brand. Growth in Diageo’s business has been based on both the launch of new products and the creation of brand extensions, and can impact growth of existing products. Product innovation remains a significant aspect of Diageo’s plans for growth. There can be no assurance as to Diageo’s continuing ability to develop and launch successful new products or variants of existing products or as to the profitable lifespan of newly or recently developed products. Any significant changes in consumer preferences and failure to anticipate and react to such changes could result in reduced demand for Diageo’s products and erosion of its competitive and financial position. Continued economic pressures could lead to consumer selection of products at lower price points, whether Diageo’s or those of competitors, which may have an adverse effect on Diageo’s profitability.

Diageo is subject to litigation directed at the beverage alcohol industry and other litigation

Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. Diageo may be subject to litigation with tax, customs and other regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing and compliance matters, and Diageo is routinely subject to litigation in the ordinary course of its operations. Diageo may also be subject to litigation arising from legacy and discontinued activities. Such litigation may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, Diageo’s business could be materially adversely affected. For additional information with respect to legal proceedings, see Note 14 – ‘Contingent liabilities and legal proceedings’.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect Diageo’s business or operations, and water scarcity or poor quality could negatively impact Diageo’s production costs and capacity

There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, Diageo may be subject to decreased availability or less favourable pricing for certain raw materials that are necessary for Diageo’s products, such as sugar, cereals, hops, agave and grapes. Water is the main ingredient in substantially all of Diageo’s products. It is also a limited resource in many parts of the world, facing unprecedented challenges from climate change, overexploitation, increasing pollution, and poor management. As demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, Diageo may be affected by increasing production costs or capacity constraints, which could adversely affect Diageo’s results of operations and profitability.

An increase in the cost of raw materials or energy could affect Diageo’s profitability

The components that Diageo uses for the production of its beverage products are largely commodities that are subject to price volatility caused by changes in global supply and demand, weather conditions, agricultural uncertainty and/or governmental controls. Commodity price changes may result in unexpected increases in the cost of raw materials, glass bottles, flavours and other packaging materials and Diageo’s beverage products. Diageo may also be adversely affected by shortages of such materials. In addition, energy cost increases result in higher transportation, freight and other operating costs. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit. Diageo may experience significant increases in commodity costs and energy costs.

54

Risks related to regulation

Regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities

Diageo’s operations are subject to extensive regulatory requirements which include those in respect of production, product liability, distribution, importation, marketing, promotion, sales, pricing, labelling, packaging, advertising, labour, pensions, compliance and control systems, and environmental issues. Changes in laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in countries where Diageo operates may impose new labelling, product or production requirements, limitations on the advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, other restrictions on marketing, promotion, importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on its sales or damage its reputation. An increase in the stringency of the regulatory environment could cause Diageo to incur material additional costs or liabilities that could adversely affect its business.

In addition, beverage alcohol products are the subject of national excise, import duty and other duties in most countries around the world. An increase in any such duties could have a significant adverse effect on Diageo’s sales revenue or margin, both through reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Diageo’s reported after tax income is calculated based on extensive tax and accounting requirements in each of its relevant jurisdictions of operation. Changes in tax law (including tax rates), accounting policies and accounting standards could materially reduce Diageo’s reported after tax income.

Risks related to Diageo’s business

Diageo faces competition that may reduce its market share and margins

Diageo faces substantial competition from several international companies as well as local and regional companies in the countries in which it operates. Diageo competes with drinks companies across a wide range of consumer drinking occasions. Within a number of categories, consolidation or realignment is still possible. Consolidation is also taking place amongst Diageo’s customers in many countries. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in Diageo’s market share in any of these categories, which would adversely affect Diageo’s results and hinder its growth potential.

Diageo may not be able to derive the expected benefits from its strategy to focus on premium drinks or from its acquisitions or cost-saving and restructuring programmes designed to enhance earnings

Diageo’s strategy is to focus on premium drinks to grow its business through organic sales, operating profit growth and the acquisition of premium drinks brands that add value for shareholders. There can be no assurance that Diageo’s strategic focus on premium drinks will result in opportunities for growth and improved margins.

It is possible that the pursuit of this strategic focus on premium drinks could give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). There can be no assurance that any transaction will be completed. The success of any transaction will depend in part on Diageo’s ability to successfully integrate new businesses with Diageo’s existing operations and realise the anticipated benefits, cost savings or synergies. There can be no guarantee that any such business combination, acquisition, disposal, joint venture or partnership would deliver the benefits, cost savings or synergies anticipated, if any.

Similarly, there can be no assurance that the cost-saving or restructuring programmes implemented by Diageo in order to improve efficiencies and deliver cost-savings will deliver the expected benefits.

55

Contamination, counterfeiting or other events could harm the integrity of customer support for Diageo’s brands and adversely affect the sales of those brands

The success of Diageo’s brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third party action, or other events that harm the integrity or consumer support for those brands, could adversely affect their sales. Diageo purchases most of the raw materials for the production and packaging of its products from third party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to low beverage quality or illness among, or injury to, Diageo’s consumers. In addition, Diageo may voluntarily recall products in the event of contamination or damage. A significant product liability judgement or a widespread product recall may negatively impact on sales and profitability of the affected brand or all Diageo brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, resulting negative publicity could adversely affect Diageo’s reputation with existing and potential customers and its corporate and brand image.

In addition, to the extent that third parties sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, consumers of Diageo brands could confuse Diageo products with them. This could cause them to refrain from purchasing Diageo brands in the future and in turn could impair brand equity, adversely affecting Diageo’s business.

Diageo’s operating results may be adversely affected by increased costs or shortages of labour

Diageo’s operating results could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo’s success is dependent on the capability of its employees. There is no guarantee that Diageo will continue to be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage the business and could adversely affect operations and financial results.

Diageo’s operating results may be adversely affected by disruption to production facilities, business service centres or information systems and change programs may not deliver the benefits intended

Diageo would be affected if there were a catastrophic failure of its major production facilities or business service centres. See ‘Business description – Premium drinks – Production’ for details of Diageo’s principal production areas. Diageo operates production facilities around the world. If there were a technical integrity failure, fire or explosion at one of Diageo’s production facilities, it could result in damage to the facilities, plant or equipment, their surroundings or the environment, could lead to a loss in production capacity, or could result in regulatory action, legal liability or damage to Diageo’s reputation. In addition, the maintenance and development of information systems may result in systems failures which may adversely affect business operations.

Diageo has a substantial inventory of aged product categories, principally Scotch whisky and Canadian whisky, which may mature over periods of up to 30 years or more. The maturing inventory is stored primarily in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as it arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets, were such assets to be lost due to contamination, fire or natural disasters or destruction resulting from negligence or the acts of third parties. In addition, there is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption. This could lead to an inability to supply future demand or lead to a future surplus of inventory and consequent write down in value of maturing stocks.

Any failure of information systems could adversely impact Diageo’s ability to operate. As with all large systems, Diageo’s information systems could be penetrated by outside parties’ intent on extracting information, corrupting information or disrupting business processes. Such unauthorised access could disrupt Diageo’s business and/or lead to loss of assets or to outside parties having access to privileged data or strategic information of Diageo and its employees, customers and consumers, or to making such information public in a manner that harms Diageo’s reputation. The concentration of processes in business service centres also means that any disruption arising from system failure or physical plant issues could impact a large portion of Diageo’s global business.

Certain change programmes designed to improve the effectiveness and efficiency of end-to-end operating, administrative and financial systems and processes continue to be undertaken. This includes moving transaction processing from a number of markets to business service centres. There can be no certainty that these programmes will deliver the expected operational benefits. There may be disruption caused to production processes and to administrative and financial systems as further changes to such processes are effected. They could also lead to adverse customer or consumer reaction.

56

Diageo’s operations and financial results may be adversely affected by movements in the value of its pension funds, fluctuations in exchange rates and fluctuations in interest rates

Diageo has significant pension funds. These funds may be affected by, among other things, the performance of assets owned by these plans, the underlying actuarial assumptions used to calculate the surplus or deficit in the plans, in particular the discount rate and long term inflation rates used to calculate the liabilities of the pension funds, and any changes in applicable laws and regulations. If there are significant declines in financial markets and/or deterioration in the value of fund assets or changes in discount rates or inflation rates, Diageo may need to make significant contributions to the pension funds in the future. Furthermore, if the market values of the assets held by Diageo’s pension funds decline, or if the valuations of those assets by the pension trustees decline, pension expenses may increase and, as a result, could materially adversely affect Diageo’s financial position. There is no assurance that interest rates or inflation rates will remain constant or that pension fund assets can earn the assumed rate of return annually, and Diageo’s actual experience may be significantly more negative.

Diageo may be adversely affected by fluctuations in exchange rates. In particular, any redenomination of the euro or its constituent parts could materially adversely affect Diageo. The results of operations of Diageo are accounted for in pounds sterling. Approximately 37% of sales in the year ended 30 June 2012 were in US dollars, approximately 13% were in euros and approximately 10% were in sterling. Movements in exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on Diageo’s reported results of operations from year to year.

Diageo may also be adversely impacted by fluctuations in interest rates, mainly through an increased interest expense. To partly delay any adverse impact from interest rate movements, the group’s policy is to maintain fixed rate borrowings within a certain percentage of forecast net borrowings, and the overall net borrowings portfolio is managed according to a duration measure.

Diageo’s operations may be adversely affected by failure to maintain or renegotiate distribution, supply, manufacturing or licence agreements on favourable terms

Diageo’s business has a number of distribution, supply, manufacturing or licence agreements for brands owned by it or by other companies. These agreements vary depending on the particular brand, but tend to be for a fixed number of years. There can be no assurance that Diageo will be able to renegotiate its rights on favourable terms when they expire or that these agreements will not be terminated. Failure to renew these agreements on favourable terms could have an adverse impact on Diageo’s sales and operating profit. In addition, Diageo’s sales and operating profit may be adversely affected by any disputes with distributors of its products or with suppliers of raw materials.

Diageo may not be able to protect its intellectual property rights

Given the importance of brand recognition to its business, Diageo has invested considerable effort in protecting its intellectual property rights, including trademark registration and domain names. Diageo’s patents cover some of its process technology, including some aspects of its bottle marking technology. Diageo also uses security measures and agreements to protect its confidential information and trade secrets. However, Diageo cannot be certain that the steps it has taken will be sufficient or that third parties will not infringe on or misappropriate its intellectual property rights in its brands or products. Moreover, some of the countries in which Diageo operates offer less intellectual property protection than Europe or North America. Given the attractiveness of Diageo’s brands to consumers, it is not uncommon for counterfeit products to be manufactured and traded. Diageo cannot be certain that the steps it takes to assist the authorities to prevent, detect and eliminate counterfeit products will be effective in preventing material loss of profits or erosion of brand equity resulting from lower quality or even dangerous counterfeit product reaching the market. If Diageo is unable to protect its intellectual property rights against infringement or misappropriation, this could materially harm its future financial results and ability to develop its business.

The value of Diageo’s brands and its net sales may be negatively affected by its failure to maintain its brand image and corporate reputation

The value of Diageo’s brands and its profitability depends heavily on its ability to maintain its brand image and corporate reputation. Adverse publicity, whether or not justified, may tarnish Diageo’s reputation and cause consumers to choose products offered by its competitors. Such adverse publicity could arise as a result of a perceived failure by Diageo to make adequate positive social contributions, any tax disputes or failures of internal controls or compliance breaches leading to a breach of Diageo’s Code of Business Conduct, its other key policies or of the laws or regulations in the jurisdictions in which it operates.

57

Diageo also maintains an online presence as part of its business operations. Diageo's reputation may suffer if it is perceived to fail to appropriately restrict access to its online content or if it breaches any marketing regulation, code or policy. In addition, the proliferation of new methods of mass communication facilitated by the internet makes it easier for false or unfounded allegations to adversely affect Diageo’s brand image and reputation, which may in turn affect Diageo’s profitability.

 Data security and reliability is important to maintaining Diageo’s business operations, and a breach of Diageo’s data security could negatively affect Diageo

The security and reliability of Diageo’s data infrastructure are critical to maintaining the availability and reliable operation of Diageo’s business applications, including technology used in Diageo’s business operations, in the collection and processing of financial and operational data and in the maintenance of the confidentiality of certain third-party information. A breach of the security or reliability of Diageo’s data infrastructure, whether by intentional actions, negligence or otherwise, could result in interruption of and serious damage to Diageo’s business operations and, in some circumstances, could result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs.

Risks related to Diageo’s securities

It may be difficult to effect service of US process and enforce US legal process against the directors of Diageo

Diageo is a public limited company incorporated under the laws of England and Wales. The majority of Diageo’s directors and officers, and some of the experts named in this document, reside outside of the United States, principally in the United Kingdom. A substantial portion of Diageo’s assets, and the assets of such persons, are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Diageo or these persons in order to enforce judgements of US courts against Diageo or these persons based on the civil liability provisions of the US federal securities laws. There is doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of civil liabilities solely based on the US federal securities laws.

58

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking statements’. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. These factors include, but are not limited to:

•	global and regional economic downturns;
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;
•	the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;
•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
•	legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption, or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;
•	developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;
•	developments in the Colombian litigation, Korean customs dispute, thalidomide litigation or any similar proceedings;
•	changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;
•	changes in the cost or supply of raw materials, labour, energy and/or water;
•	changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;
•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;
•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licenses on favourable terms when they expire;
•	termination of or failure to renegotiate existing distribution or licence manufacturing rights on agency brands;
•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;
•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and
•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements in the value of Diageo’s pension funds.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the Risk factors contained in the preliminary results announcement made on 23 August 2012. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission. All readers, wherever located, should take note of these disclosures.

59

This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2012.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

60

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The responsibility statement set out below has been prepared in connection with (and will be set out in) the Annual Report for the year ended 30 June 2012, which will be published on 5 September 2012 (and which can be found thereafter at www.diageo.com).

Each of the directors of Diageo plc confirms,”to the best of his or her knowledge, that:

•	the consolidated financial statements contained in the Annual Report for the year ended 30 June 2012, which have been prepared in accordance with IFRS as issued by the IASB and endorsed and adopted for use in the EU, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•	the management report represented by the directors’ report contained in the Annual Report for the year ended 30 June 2012 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.”

The directors of Diageo plc are as follows: Dr Franz Humer (chairman), Paul Walsh (chief executive officer), Ivan Menezes (chief operating officer) Deirdre Mahlan (chief financial officer), Lord Davies of Abersoch (senior non-executive director and chairman of the remuneration committee), Philip Scott (non-executive director and chairman of the audit committee) and non-executive directors: Peggy Bruzelius, Laurence Danon, Betsy Holden and Todd Stitzer.

61

Preliminary Results Webcast

Diageo plc will release its Preliminary Results for the year ended 30 June 2012 on Thursday 23 August at approximately 07.00 (UK time).  This can be found at www.Diageo.com.

At 09.00 (UK time) on Thursday 23 August, Paul S Walsh, Chief Executive and Deirdre Mahlan, Chief Financial Officer will present Diageo’s Preliminary Results as a webcast.  This will be available to view at www.Diageo.com.  The presentation slides will be available to download from www.Diageo.com at 08.00 (UK time).  The presentation script will be available to download from 11.00 (UK time).

At 09.45 (UK time), Paul and Deirdre will be joined by Ivan Menezes, Chief Operating Officer; Larry Schwartz, President, Diageo North America; Andrew Morgan, President, Diageo Europe; Nick Blazquez, President, Diageo Africa; Randy Millian, President, Diageo Latin America and Caribbean; Gilbert Ghostine, President, Diageo Asia Pacific; and Andy Fennell, Chief Marketing Officer for a live Q&A session.  To participate, please use the following dial-in numbers:

UK and International Toll - +44 (0)20 3140 0668

UK Toll Free - 0800 368 1950

USA Toll - +1 631 510 7490

USA Toll Free - +1 866 928 6049

Germany Toll - +49 (0)30 221 510 066

Singapore Toll - +65 3158 0328

Please quote confirmation code:  200755#

Please allow sufficient time to register with the operator before the start of this call.

A transcript of the Q&A session will be available for download on 24 August at www.Diageo.com.

Preliminary Results Q&A Session Replay

The Q&A session will also be available on instant replay shortly after the call and will run until midnight on 6 September 2012.  Please use the following dial-in numbers:

UK and International Toll - +44 (0)20 3140 0698

UK Toll Free - 0800 368 1890

USA Toll Free - +1 877 846 3918

Germany Toll - +49 (0)69 222 229 033

Singapore Toll - +65 630 77 656

Please quote confirmation code:  386423#

Investor enquiries to:	Agnes Bota	+36 1 412 9022
	Sarah Paul	+44 (0) 20 8978 4326
	Angela Ryker Gallagher	+44 (0) 20 8978 4911
investor.relations@diageo.com

Media enquiries to:	Rowan Pearman	+44 (0) 20 8978 4751
	Kirsty King	+44 (0) 20 8978 6855
media.comms@diageo.com

62

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:50 24-Aug-2012
Number	21249-CB21

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 17,052 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,952,877 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,163,108.

John Nicholls

Deputy Company Secretary

24 August 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:37 28-Aug-2012
Number	21437-A273

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 37,448 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,915,429 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,200,556.

John Nicholls

Deputy Company Secretary

28 August 2012

63

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:05 29-Aug-2012
Number	21604-5B70

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 103,522 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,811,907 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,304,078.

John Nicholls

Deputy Company Secretary

29 August 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:54 30-Aug-2012
Number	21546-0BA0

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 10,430 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,801,477 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,314,508.

John Nicholls

Deputy Company Secretary

30 August 2012

64

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:49 31-Aug-2012
Number	21248-A93E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 42,804 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1080.32 pence per share.

Following this release, the Company holds 247,758,673 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,357,312.

John Nicholls

Deputy Company Secretary

31 August 2012

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	12:58 31-Aug-2012
Number	21258-5E96

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,115,985 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 247,758,673 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,506,357,312 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

John Nicholls

Deputy Company Secretary

31 August 2012

65